UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 11, 2008.

      Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended December 31, 2007.

      Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements as of December 31, 2007.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: March 12, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 11, 2008.
2.	Management Report.
3.	Financial Statements.

Exhibit 1

Earnings Release

ELBIT SYSTEMS REPORTS FOURTH QUARTER

AND FULL YEAR RESULTS FOR 2007

Record Revenues, Net Profit, Backlog and Operating Cash Flow

2007 revenues increased by 30% to $1.98 billion with year-end backlog over $4.6 billion

2007 EPS increased to $1.81 with operating cash flow of $261 million

Haifa, Israel, March 11, 2008 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and year-ended December 31, 2007.

The Company’s backlog of orders as of December 31, 2007 reached $4.62 billion, an increase of 22%, as compared to $3.79 billion at the end of 2006. 70% of the backlog relates to orders outside of Israel. Approximately 70% of the Company’s backlog as of December 31, 2007 is scheduled to be performed during 2008 and 2009.

Full year 2007 results

Consolidated revenues for the year ended December 31, 2007 increased by 30% to $1,982 million, as compared to $1,523 million in 2006.

Gross profit for the year ended December 31, 2007 was $516.4 million, as compared to gross profit of $373.5 million in 2006, and the gross profit margin in 2007 was 26.1%, as compared to 24.5% in 2006.

The annual results were negatively affected by one-time charges related to the completion of the acquisition of Tadiran Communications on April 26, 2007, which were charged in the second quarter of 2007. The Company recorded $27.1 million in expenses in relation to the acquisition as follows: In-Process Research & Development (“IPR&D”) write-off of $16.6 million recorded under operating expenses, and restructuring expenses of $10.5 million recorded under cost of goods sold, which negatively affected the gross profit rate by 0.5%.

Consolidated net earnings for the year ended December 31, 2007 increased by 6.2% to $76.7 million, as compared to $72.2 million in 2006. Diluted earnings per share (“EPS”) in 2007 were $1.81, as compared to $1.72 in 2006.

Excluding the above one-time, net charges related to the acquisition of Tadiran Communications, net earnings for the year ended December 31, 2007 were $101 million, and EPS was $2.39.

Operating cash flow produced by the Company in 2007 was $261 million, as compared to $201 million in 2006.

Fourth quarter 2007 results

Consolidated revenues for the fourth quarter of 2007 increased by 26.5% to $591.1 million, as compared to $467.4 million in the corresponding quarter of 2006.

Gross profit for the fourth quarter of 2007 was $156.2 million, as compared to gross profit of $100.2 million in the fourth quarter of 2006, and the gross profit margin in the fourth quarter of 2007 was 26.4%, as compared to 21.4% in the fourth quarter of 2006.

During the fourth quarter of 2007, the Company had a $10 million financial expense related to the write-off of investments Auction Rate Securities, which were rated AAA or AA when acquired, and which have experienced multiple failed auctions due to a lack of liquidity in the market for these securities.

The Company gained a one-time tax benefit of approximately $10 million, related to prior years’ adjustments arising from executing tax settlements by the Company and some of its subsidiaries in the last quarter of 2007.

Consolidated net earnings for the fourth quarter of 2007 increased by 33.2% to $31.9 million, as compared to $24.0 million for the same period of 2006. Diluted EPS for the fourth quarter of 2007 was $0.75, as compared to $0.57 for the fourth quarter of 2006.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “2007 was a banner year in which we continued our top line growth while producing record net profit, EPS, backlog and operating cash flow. We have been very successful in further globalizing our business, with strong growth in Europe, and we now have presence in important and diversified geographic regions, with a cutting edge comprehensive product portfolio for the evolving needs of the markets in which we are active.”

He added: “The synergies of our recent acquisitions with the rest of the Company are already bearing fruit, including implementing the successful integration of Tadiran Communications and Ferranti Technologies into the Elbit Systems family. We are gaining access to increased business opportunities, by utilizing our ability to offer more comprehensive and integrated solutions. We have been able to leverage and utilize our ability to offer even more wide-ranging end-to-end systems and solutions for the benefit of our customers and to compete for even larger projects. With our dedicated and professional worldwide workforce, we believe there are still further underlying synergies between our businesses and opportunities to grow. I am confident that we will continue to be able to meet our goals in the years ahead.”

The Board of Directors has declared a dividend of $0.18 per share for the fourth quarter of 2007. The dividend will be paid on April 14, 2008, net of taxes and levies, at the rate of 16.29%. The record date of the dividend is April 1, 2008.

Conference Call

The Company will be hosting a conference call on Tuesday, March 11, at 10.00 am EDT.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553

UK Dial-in Number: 0 800 917 9141

ISRAEL Dial-in Number: 03 918 0610

INTERNATIONAL Dial-in Number: +972 3 918 0610

at:

10:00 am Eastern Daylight Time 7:00 am Pacific Time

2:00 pm Greenwich Mean Time 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. Please dial either: 1 888 254 7270 (US) 0 800 917 4256 (UK) or +972 3 925 5938 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact: Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications	IR Contact: Ehud Helft Kenny Green
Elbit Systems Ltd.	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-866-704–6710
Fax: +972-4-8316944	Fax:+ 972-3-607– 711
E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:scope and length of customer contracts;governmental regulations and approvals;changes in governmental budgeting priorities;general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others;differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; andthe outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousand of US Dollars)

	December 31	December 31
	2007	2006
	Audited	Audited

Assets

Current Assets:
Cash and short term deposits	373,955	85,400
Trade receivable and others	569,533	465,429
Inventories, net of advances	480,603	371,962
Total current assets	1,424,091	922,791

Affiliated Companies & other Investments	66,161	235,723
Long-term receivables & others	309,991	190,963
Fixed Assets, net	350,514	294,628
Other assets, net	630,735	128,995
	2,781,492	1,773,100

Liabilities and Shareholder’s Equity

Current liabilities	1,267,198	810,885
Long-term liabilities	957,200	461,760
Minority Interest	20,085	6,871
Shareholder’s equity	537,009	493,584
	2,781,492	1,773,100

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousand of US Dollars, except for per share amounts)

	For the Year Ended December 31		Three Months Ended December 31
	2007	2006	2007	2006
	Audited		Audited
Revenues	1,981,761	1,523,243	591,056	467,388
Cost of revenues	1,454,913	1,149,768	434,891	367,163
Restructuirng expenses	10,482	—	—	—
Gross Profit	516,366	373,475	156,165	100,225

Research and development, net	126,995	92,232	39,401	27,869
Marketing and selling	157,411	111,880	44,277	30,853
General and administrative	107,447	77,505	34,265	20,051
IPR&D write-off	16,560	—	—	—
Total operating expenses	408,413	281,617	117,943	78,773

Operating income	107,953	91,858	38,222	21,452

Financial expenses, net	(19,329)	(21,456)	(10,632)	(6,093)
Other income (expenses), net	368	1,814	286	1,423
Income before income taxes	88,992	72,216	27,876	16,782
Provisions for income taxes	(13,810)	(20,694)	7,501	(4,049)
	75,182	51,522	35,377	12,733

Equity in net earnings (losses) of affiliated companies and partnership	14,565	14,743	4,544	6,554
Minority rights	(13,038)	5,977	(7,995)	4,673
Net income	76,709	72,242	31,926	23,960

Earnings per share
Basic net earnings per share	1.82	1.75	0.75	0.57

Diluted net earnings per share	1.81	1.72	0.75	0.57

Exhibit 2

Elbit Systems Ltd.

Management’s Report

For the Year Ended December 31, 2007

This report should be read together with the audited consolidated financial statements and related notes of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company”) for the year ended December 31, 2007 and the Company’s Form 20-F for the year ended December 31, 2006, filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, governmental authorizations, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Company operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), unmanned air vehicles (“UAVs”), advanced electro-optic and space technologies, electronic warfare (“EW”) suites, airborne warning systems, electronic intelligence (“ELINT”) systems, data links, military communications systems and equipment and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

The Company provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Company offers a wide range of logistic support services as well as advanced engineering and manufacturing services to various customers, utilizing its significant logistic and manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

1

Financial Highlights

On April 26, 2007, the Company completed the acquisition of 100% of the shares of Tadiran Communications Ltd. (“Tadiran”). The financial statements include the consolidation of Tadiran commencing May 1, 2007. The Company’s financial statements include an In-Process Research and Development (“IPR&D”) write-off and restructuring costs in the second quarter, due to the acquisition, in the amount (net) of $24.4 million, which amounts to $0.58 per share of the Company.

The Company’s revenues increased by 30% and reached $1,982 million in 2007, as compared to $1,523 million in 2006.

Net earnings in 2007 (including the $24.4 million in IPR&D write-off and restructuring costs, net, amounting to $0.58 per share, mentioned above) were $76.7 million and the diluted earnings per share were $1.81, as compared to $72.2 million and $1.72, respectively in 2006.

The Company’s backlog as of December 31, 2007 reached $4.62 billion, as compared to $3.79 billion as of December 31, 2006, an increase of 22%.

The Company’s cash flow generated from operations in the year ended December 31, 2007 was $261 million, as compared to $201 million in the year ended December 31, 2006.

The Board of Directors declared a dividend of $0.18 per share for the last quarter of 2007, resulting in a cumulative dividend for 2007 of $ 0.67 per share.

B.	Market Trends

Trends in the defense electronics and homeland security markets in which the Company operates have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan and various terrorist actions worldwide have increased the focus of defense forces on low intensity conflicts and homeland security.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR and UAV. Accordingly, while the Company continues to perform platform upgrades, in recent years it has placed more emphasis on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security systems.

The Company believes that its core technologies and abilities enable it to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of its customers.

In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of the Company's competitors. The Company adapts to evolving market conditions by adjusting its business strategy to changing defense market conditions. It also anticipates continued competition in defense markets due to declining defense budgets in some countries.

The Company believes in its ability to compete on the basis of its systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time in many cases enhancing the industrial capabilities at these countries.

2

C.	Backlog of Orders

The Company’s backlog of orders as of December 31, 2007 reached $4,624 million, of which approximately 70% were for orders outside Israel. The Company’s backlog as of December 31, 2006 was $3,786 million, of which approximately 68% were for orders outside Israel.

Approximately 70% of the Company’s backlog as of December 31, 2007 is scheduled to be performed during 2008 and 2009. The majority of the 30% balance is scheduled to be performed in 2010 and 2011.

D.	Operating Subsidiaries and Affiliated Entities

As of December 31, 2007, the Company had the following major operating subsidiaries and affiliated entities:

•

Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) - a wholly-owned subsidiary based in Israel, is engaged in the area of advanced electro-optical products and systems for military and civilian use. Elop’s business areas include thermal imaging products, lasers, image intelligence (“IMINT”) solutions, head-up displays, integrated sights for ground forces, space and airborne reconnaissance systems and electro-optical homeland security and defense security systems.

•	Elbit Systems of America, LLC (“ESA”) – is the headquarters for the U.S. operations of the Company and includes the following subsidiaries:

•

EFW Inc. (“EFW”), a wholly-owned subsidiary based in Fort Worth, Texas, provides combat-proven design, development, production and life-cycle support of mission critical systems for U.S. and allied military tactical platforms.

•

Kollsman, Inc. (“Kollsman”), a wholly-owned subsidiary located in Merrimack, New Hampshire, is a supplier of avionic equipment, electro-optic systems and subsystems, vision based solutions and surveillance systems to the commercial aviation, defense and homeland security markets, as well as a supplier of medical instrumentation.

•

International Enterprises, Inc. (“IEI”), a wholly-owned subsidiary based in Talladega, Alabama, provides depot level repair, manufacturing and logistics support for military electronic systems and components.

•

Vision Systems International LLC (“VSI”), a 50% joint venture with Rockwell Collins, located in San Jose, California, is a supplier of helmet mounted cueing systems for fixed-wing, tactical fighter aircraft.

•

Tadiran – a wholly-owned subsidiary based in Israel, is engaged in the worldwide market for military communications systems and equipment and is also active in the civilian communications market, which as of December 31, 2007, had wholly-owned operating facilities in the U.S. and Germany. In November 2007, the Company announced that Elbit Systems' Board of Directors approved a plan to merge Tadiran into Elbit Systems and for Tadiran's Israeli operations to be combined with Elbit Systems Land and C4I Division under a new wholly-owned subsidiary Elbit Systems Land & C4I - Tadiran Ltd. The merger plan is subject to completion of certain approvals which are currently pending.

3

•

Cyclone Aviation Products Ltd. (“Cyclone”) – a wholly-owned subsidiary based in Israel, is engaged in the production of aerostructure components and parts for leading aerospace companies. Cyclone also performs maintenance, repair and customized upgrading of light airplanes and helicopters.

•	Silver Arrow LP – a wholly-owned limited partnership based in Israel, is engaged in UAV systems development, production and support and produces a full range of UAV systems for tactical use.

•

Elbit Security Systems Ltd. (“Elsec”) (formerly Ortek Ltd.) – a wholly-owned subsidiary based in Israel, is engaged in the development and production of optical security systems and products and performs a range of projects for homeland security and defense applications.

•	European subsidiary – a wholly-owned subsidiary based in Belgium, is involved mainly in development, manufacturing and support of electro-optical products for defense and space markets.

•	Ferranti Technologies (Group) Limited (“FTL”) – a wholly-owned subsidiary based in the U.K., provides engineering, manufacturing and customer logistic support to the aerospace and defense industry.

•

Elisra Electronic Systems Ltd. (“Elisra”) – in which Elbit Systems owns a 70% interest, with the balance being owned by a subsidiary of Israel Aerospace Industries Ltd., is a privately held Israeli company, which together with its two wholly-owned Israeli subsidiaries – Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. specializes in the design, manufacture, integration and support of advanced defense solutions and its main business areas include EW suites, airborne warning systems, ELINT systems, artillery C4I systems and data links for UAVs and guided munitions.

•

UAV Tactical Systems Ltd. (“U-TacS”) – a 51% owned subsidiary based in the U.K., with the balance being owned by Thales U.K. Limited. U-TacS main business is to perform a major part of the U.K. Watchkeeper Program and other related programs.

•	Kinetics Ltd. (“Kinetics”) – a 51%-owned subsidiary based in Israel, is involved mainly in the development and production of systems and components for combat vehicles.

•

Semi-Conductor Devices (“SCD”) – an Israeli affiliated partnership held in equal part by each of the Company and Rafael Armaments Development Authority Ltd. (“Rafael”), is engaged in the development and production of infrared detectors and laser diodes.

•

Opgal Optronic Industries Ltd. (“Opgal”) – an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly-owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

4

The Company also has holdings, directly and indirectly, in certain non-defense technologies, mainly spin-off, companies whose activities are usually based on technologies that were developed within the Company. The companies are involved primarily in the areas of computer technology, medical equipment, and space satellites.

The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

E.	Recent Events

•

On December 2, 2007, the Company announced that its subsidiary Cyclone was awarded a contract to supply the US Navy 330-gallon fuel tanks to be installed on F-18 aircraft. The first phase of this contract amounts to $2.4 million and the total value is estimated at approximately $60 million. Deliveries are scheduled to take place between 2009 and 2013.

•

On December 17, 2007, the Company announced that Skylark® II was selected by the South Korean military as a preferred solution in a tender involving extensive technical tests and including UAV manufacturers from all over the world. The first phase of the contract includes a comprehensive Skylark® II system with additional systems expected in the future.

•

On January 20, 2008, the Company announced that it's subsidiary Elop recently was awarded contracts valued at a total of approximately $40 million from several customers for the supply of its CORAL and CORAL-CR hand-held lightweight thermal imaging cameras.

•

On January 27, 2008, the Company announced that it has been awarded a contract in the amount of approximately $40 million from the Netherlands MoD for the supply of advanced Battlefield Management Systems – BMS. The contract calls for deliveries over a five-year period.

•

On February 11, 2008, the Company announced that its U.S. subsidiary Kollsman was awarded a $26.5 million delivery order under a previous Indefinite-Delivery/Indefinite-Quantity (ID/IQ) contract from the U.S. Marine Corp Systems Command for thermal laser spot imagers with accessories and logistic support.

•

On March 4, 2008, the Company announced that its subsidiary, Cyclone, was awarded a contract by Spirit AeroSystems to supply doors for commercial aircraft. The contract, valued at approximately $160 million, is Cyclone's largest contract ever, with deliveries scheduled between 2009 and 2016.

F.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007.

The Company’s results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company’s operating results and financial condition.

5

The Company believes its most critical accounting policies relate to:

•	Revenue Recognition.
•	Business Combinations and Purchase Price Allocation.
•	Impairment of Goodwill and Other Long-Lived Assets.
•	Other-Than-Temporary Decline in Value of Investments in Investee Companies.
•	Useful Life of Long-Lived Assets.

(1)	Revenue Recognition

The Company generates revenues, mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage-of-completion basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provide a more reliable, and objective, measure to the extent of progress toward completion.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method and units-of-delivery method as applicable to the phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

6

The Company believes that the use of the percentage-of-completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

In cases where the contract involves the delivery of products and performance of services, the Company follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services.

In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion.

A number of internal and external factors affect the Company’s cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is likely that materially different amounts would be reported in the Company’s consolidated financial statements.

(2)	Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, IPR&D activities, and to goodwill. The amount allocated to IPR&D is charged immediately to the Company’s results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" (FIN 4). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows

7

and a terminal growth rate. Another area which requires judgment which can impact the Company’s results of operations is estimating the expected useful lives of the intangible assets.

To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As the Company’s entities operate in industries which are extremely competitive, the value of the intangible assets, including goodwill and their respective useful lives, are exposed to future adverse changes which can result in a charge to the Company’s results of operations.

(3)	Impairment of Goodwill and Other Long-Lived Assets

Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value. The Company conducts a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. The Company tests for impairment at a level referred to as a reporting unit. Determining fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, the Company may use a number of valuation methods.

The methods commonly used to value a closely held company are the Income, Market and Cost approaches. The Company’s reported units fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results.

As of December 31, 2007, the Company’s goodwill amounted to $332 million. The Company tested its goodwill as of December 31, 2007 and concluded that no impairment loss has been identified.

Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability whenever events or circumstances indicate that carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, the Company uses significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value the Company uses judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As the Company operates in industries which are extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to the Company’s results of operations. As of December 31, 2007, the Company’s long-lived assets amounted to $649.4 million, including $298.9 million in intangible assets, and the Company concluded that there were no indicators for impairment.

Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company’s goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined. See also “Finance Expenses (Net)” below.

8

(4)	Other-Than-Temporary Decline in Value of Investments in Investee Companies

At the end of each reported period the Company evaluates whether an other-than-temporary decline in the value of an investment in investee companies has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to the Company’s results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered in this determination include financial information (including, among others, budgets, business plans and financial statements) and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in a geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and the Company weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As the Company operates in industries which are extremely competitive, it is possible that estimates could change in the near term, and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.

(5)	Useful Life of Long-Lived Assets

Intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful life of such assets involves the use of estimates and judgments. In determining the useful life the Company takes into account various factors such as the expected use of the assets, effects of obsolescence, competition, demand, changes in business, acquisitions and other economic factors. If the Company’s estimates changes and the useful lives of such assets increase or decrease, it will affect the Company’ results of operations.

G.	Sarbanes-Oxley Act

According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for the fiscal year ending December 31, 2007 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls over financial reporting.

During 2007, the Company took steps to assure compliance of its documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company has completed the required activities for the 2007 year end financial statements.

H.	New Accounting Standards

New pronouncements issued but not effective as of December 31, 2007 are not expected to have a significant effect on the Company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:

•

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" FSP 157-1 and FSP 157-2, "Effective Date of FASB Statement No. 157" FSP 157-2. FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of 2008.

9

The resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

•

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for the company beginning in the first quarter of 2008. It is not anticipated that the adoption of SFAS No. 159 will have a significant impact on the Company’s consolidated financial statements.

•

In June 2007, the FASB ratified EITF 07-3, Accounting for Non-Refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred, capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company does not expect it to have a material impact on its consolidated results of operations and financial condition from the adoption of EITF 07-3.

•

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (“SFAS No. 141(R)”). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired IPR&D is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS No. 141(R) will change the Company’s accounting treatment for business combinations consumed beginning in the first quarter of 2009.

•

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“FAS 160”). FAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in 2009. The Company is currently assessing the impact of this standard on its future consolidated results of operations and financial condition.

10

I.	Off Balance Sheet and Other Long-Term Arrangements and Commitments

•

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Government of Israel Chief Scientist Office (“OCS”) for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products.

Elbit Systems and some of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense (“IMOD”) and others on certain sales including sales resulting from the development of some of the technologies developed with the IMOD’s or such other parties’ participation.

•

In connection with long-term projects in certain countries, Elbit Systems and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at specified percentages (typically up to 100%) of the amount of the specific contract. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2007 amounted to $883 million to be performed over a period of up to 10 years. In the opinion of the Company’s management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

•

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2007 as follows: $26 million for 2008, $23 million for 2009, $19 million for 2010 and $28 million for 2011 and thereafter.

•

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2007, Elbit Systems and its subsidiaries, except Elisra, were in compliance with all covenants.

As at December 31, 2007 and 2006, Elisra did not comply with the above-mentioned financial covenants. As a result, the banks requested to register a general floating lien on the assets of Elisra. In February 2007 Elisra’s Board of Directors approved the banks’ request. Subsequent to balance sheet date, Elisra granted first priority liens and/or floating liens on all of its property and assets with no limitations as to amount.

•	As of December 31, 2007, guarantees in the amount of approximately $963 million were issued by banks on behalf of the Company in order to secure certain advances from customers and performance bonds.

11

•

As of December 31, 2007 and 2006, the Company had purchase commitments that amounted to approximately $906 and $681 million, respectively. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by the Company’s customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendors’ or subcontractors’ default, as well as the Company’s right to terminate the order or subcontract for the Company ‘s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

•

As a result of cancellation of the export authorization in 2006 to a foreign country (“the Customer”), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total amount of which was approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advances and performance guarantees issued by banks and financial institutions. As of December 31, 2007, the total amounted to approximately $7 million (as of December 31, 2006 - $10 million). Elisra’s and the Company’s management, based on the opinion of its legal advisors, believes that the financial impact of the four projects’ termination in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by International Foreign Trade Risks Insurance Company (“IFTRIC”) (since renamed “ASHRA”) and the balance was provided by Elisra and its subsidiary. In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon the occurrence of specific unusual events and is subject to IFTRIC fulfilling its commitments to the banks. In the opinion of Elisra’s and the Company’s management, no provisions are required in respect of these indemnity letters.

J.	Acquisitions and Divestitures During 2007

•

On April 26, 2007, the Company completed its Cash Tender Offer (the “Offer”) for the balance of the ordinary shares of Tadiran, which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by the Company and recorded the investment as an equity investee.

Tadiran is active mainly in the defense communication area. The Company is active in the radio communication and computer area, and is using integrated communication equipment in its systems. The Company foresees synergies between its land C4I systems operations and Tadiran, by providing advanced integrated network and communication solutions to its customers.

As a result, Tadiran became a private, wholly-owned subsidiary of the Company. The total amount paid by the Company for the Tadiran shares relating to the Offer was approximately $383 million. The results of Tadiran are consolidated in the Company’s financial statements commencing the beginning of the month after the date of completion of the Offer.

The table below summarizes the Purchase Price Allocation (“PPA”), for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of the Tadiran shares as follows:

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	Acquired share of book value in Tadiran	Excess cost	Total	Expected useful lives
	(in thousands of U.S. dollars)
Working capital	$ 67,600	(17,400)	$ 50,200
Long-term assets and investments	34,800	-	34,800
Property, plant and equipment	9,300	1,100	10,400	20 years
Long-term liabilities	(53,000)	800	(52,200)
Brand name	5,700	18,200	23,900	15 years
Customer relationships and backlog	-	96,800	96,800	2-10 years
Technology	2,700	40,800	43,500	10 years
IPR&D	-	16,600	16,600	Immediate write-off
Deferred taxes	-	(35,100)	(35,100)
Goodwill	32,800	161,300	194,100	Indefinite – subject to annual impairment test

	$ 99,900	$283,100	$ 383,000

The assets and liabilities recorded in connection with the PPA for the Tadiran acquisition were based upon estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes.

Following the acquisition of the Tadiran shares in the second quarter of 2007, the Company identified and wrote-off duplicated inventories and equipment and accrued termination costs in a total amount of $10,482, which was recorded as restructuring costs in the cost of revenues.

The following unaudited proforma data is based on historical financial statements of the Company and Tadiran and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company's operations assuming that Tadiran’s results were included in the Company’s consolidated results prior to each of the reported periods and under the following assumptions:

(1)

Intangible assets (customer relationships, backlog, brand name and technology) arising from the acquisition of the Tadiran shares of approximately $228,000, net of related deferred taxes of approximately $57,000, is amortized over a period of 2-15 years.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $1,800, net of related deferred taxes of approximately $450, is amortized over a period of 20 years.

(3)

The cost attributed to purchase IPR&D projects, in the amount of approximately $16,560, was charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

(4)	Intercompany balances and transactions, if any, have been eliminated.

13

	Year ended December 31,
	2007	2006
	(in thousands of U.S. dollars)
Proforma sales	$2,067,805	$1,775,247
Proforma income	$96,802	$79,534
Proforma earnings per share
Basic	$2.30	$1.92
Diluted	$2.29	$1.90

•	On July 27, 2007, the Company reported that it acquired the entire share capital of the U.K. company FTL for £15 million (approximately $31 million).

Based on a PPA performed by an independent advisor, the purchase price was attributed to the fair value of the assets acquired and liabilities assumed as follows:

	Acquired share of book value in FTL	Excess cost	Total	Expected useful lives
(in thousands of U.S. dollars)
Working capital	$ 3,873	$ 582	$ 4,455	2 year
Long-term assets and investments	3,845	3,376	7,221	20 years
Non-competition	-	436	436	2 years
Brand name	-	1,119	1,119	15 years
Customer relationships and backlog	-	8,933	8,933	4-15 years
Technology	-	750	750	15 years
Deferred taxes	-	(4,559)	(4,559)
Goodwill	-	12,055	12,055	Indefinite – subject to annual impairment test
	$ 7,718	$ 22,692	$ 30,410

Proforma information has not been provided, since the effect of FTL was not material to the revenues and net income of the Company.

K.	Employee Stock Option Plans

•

On January 11, 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems and certain of its subsidiaries’ employees, who are expected to contribute to the Company’s future growth and success. The Options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 Ordinary Shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of Elbit Systems’ shares during 30 trading days proceeding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options are granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

14

(1) Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2) An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3) The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The Company grants options to Israeli participants in accordance with the provisions of Section 102 of the Israeli Tax Ordinance related to the Capital Gains Tax Track.

In 2007, the Company granted to its employees 2,381,300 option under the Plan. The weighted average exercise price of the options was $33.27.

The compensation cost related to the options granted in 2007 is estimated at approximately $20 million. That cost is expected to be recognized over a period of four years. During 2007, the Company recognized expenses related to the Plan in the amount of $4.8 million.

•

In December 2007, Elbit Systems U.S. Corp ("ESC"), a wholly-owned U.S. subsidiary of the Company, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of Elbit Systems of America, LLC (the "SAR Plan"). ESC owns the shares of Elbit Systems of America, LLC ("ESA"). The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as "Non-Employee Directors" of ESA by providing them additional financial incentives. A "Non-Employee Director" is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

Under the Plan, the Board of ESC may grant Stock Appreciation Rights ("SARs") from time to time to Non-Employee Directors of ESA. A SAR is a right that, in accordance with the terms of the SAR Plan, entitles the holder to receive on the exercise date of the SAR cash in an amount equal to the excess of the "Fair Market Value" of the "Stock" corresponding to the SAR at the time of exercise of the SAR over the "Initial Value of the Stock". "Stock" means Elbit Systems. Ordinary Shares. Each SAR corresponds to a share of Stock. "Fair Market Value" with respect to the Stock means the closing price of the Stock on the Nasdaq on the applicable date. "Initial Value" of a SAR means the Fair Market Value of one share of Stock on the grant date of the SAR.

A SAR may only be exercised after it becomes vested. 25% of any SAR's granted are exercisable on the first anniversary of the grant date and an additional 25% on each subsequent anniversary. The maximum term of a SAR is five years from the grant date. SAR's do not provide any rights as a shareholder in the Stock.

On January 2, 2008, the Board of Directors of ESC issued a total of 21,000 SARs to Non-Employee Directors of ESA, at an Initial Value of $61.42 per SAR.

15

L.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company for the three-month periods and years ended December 31, 2007 and December 31, 2006. The financial statements of the Company include consolidation of Tadiran’s financial results, commencing May 1, 2007, therefore Tadiran’s results are included in 2007 results and are not included in the 2006 results, which were prior to the date of the acquisition.

	For the year ended on December 31				For the three months ended on December 31
	2007		2006		2007		2006
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)
Total revenues	1,981,761	100.0	1,523,243	100.0	591,056	100.0	467,388	100.0
Cost of revenues	1,454,913	73.4	1,149,768	75.5	434,891	73.6	367,163	78.5
Restructuring expenses	10,482	0.5	-	-	-	-	-	-
Gross profit	516,366	26.1	373,475	24.5	156,165	26.4	100,225	21.5
Research and development (R&D) expenses	155,303	7.8	115,648	7.6	49,284	8.3	33,283	7.1
Less - participation	(28,308)	(1.4)	(23,416)	(1.5)	(9,883)	(1.7)	(5,414)	(1.2)
R&D expenses, net	126,995	6.4	92,232	6.1	39,401	6.6	27,869	5.9
Marketing and selling expenses	157,411	7.9	111,880	7.3	44,277	7.5	30,853	6.6
General and administrative expenses	107,447	5.4	77,505	5.1	34,265	5.8	20,051	4.3
IPR&D write-off	16,560	0.8	-	-	-	-	-	-
	408,413	20.6	281,617	18.5	117,943	19.9	78,773	16.9
Operating income	107,953	5.5	91,858	6.0	38,222	6.5	21,452	4.6
Finance expenses, net	(19,329)	(1.0)	(21,456)	(1.4)	(10,632)	(1.8)	(6,093)	(1.3)
Other income (expenses), net	368	0.0	1,814	0.1	286	0.0	1,423	0.3
Income before taxes on income	88,992	4.5	72,216	4.7	27,876	4.7	16,782	3.6
Taxes on income	13,810	0.7	20,694	1.3	(7,501)	1.3	4,049	0.9
	75,182	3.8	51,522	3.4	35,377	6.0	12,733	2.7
Minority interest in loses (gains) of Subsidiaries	(13,038)	(0.7)	5,977	0.4	(7,995)	(1.4)	4,673	1.0
Equity in net earnings (losses) of affiliated companies and partnership	14,565	0.7	14,743	1.0	4,544	0.8	6,554	1.4
Net earnings	76,709	3.9	72,242	4.7	31,926	5.4	23,960	5.1
Diluted earnings per share	1.81		1.72		0.75		0.57

16

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

The Company’s consolidated revenues increased by 30%, from $1,523.2 million in 2006 to $1,981.8 million in 2007.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Year ended
	December 31, 2007		December 31, 2006
	$ millions	%	$ millions	%
Airborne systems	596.0	30.1	547.8	35.9
Land systems	381.0	19.2	317.7	20.9
C4ISR systems	582.0	29.4	313.5	20.6
Electro-optics	271.3	13.7	223.3	14.7
Other (mainly non-defense engineering and production services)	151.5	7.6	120.9	7.9
Total	1,981.8	100.0	1,523.2	100.0

The changes in revenue distribution by areas of operation are due mainly to the inclusion of the results of Tadiran in the C4ISR category, starting in the second quarter of 2007.

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Year ended
	December 31, 2007		December 31, 2006
	$ millions	%	$ millions	%
Israel	408.9	20.6	407.1	26.7
United States	702.7	35.5	609.5	40.0
Europe	485.2	24.5	233.7	15.3
Other countries	385.0	19.4	272.9	18.0
Total	1,981.8	100.0	1,523.2	100.0

The changes in revenues by geographic distribution were influenced by the consolidation of Tadiran’s results with strong international content, and increased revenues in Europe, mainly from United Kingdom UAV operations related revenues.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

Gross profit in 2007 was $516.4 million (with a gross profit margin of 26.1%), as compared to $373.5 million (gross profit margin of 24.5%) in 2006. In 2007, gross profit includes restructuring expenses of $10.5 million (which constitute 0.5% of revenues).

17

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors, radio communication equipment and homeland security technologies and products.

Gross R&D expenses in 2007 totaled $155.3 million (7.8% of revenues), as compared with $115.6 million (7.6% of revenues) in 2006.

Net R&D expenses (after deduction of third party participation) in 2007 totaled $127 million (6.4% of revenues), as compared to $92.2 million (6.1% of revenues) in 2006.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Marketing and selling expenses in 2007 were $157.4 million (7.9% of revenues), as compared to $111.9 million (7.3% of revenues) in 2006.

General and Administrative (“G&A”) Expenses

G&A expenses in 2007 were $107.4 million (5.4% of revenues), as compared to $77.5 million (5.1% of revenues) in 2006.

The increase in G&A expenses in 2007 compared to 2006 was related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

Operating Income

The Company’s operating income in 2007 was $108 million, as compared to $92 million in 2006. As a result of the restructuring expenses and an IPR&D write-off of $27 million (which constituted 1.3% of revenues) in the second quarter of 2007, the operating income margin in 2007 decreased to 5.5%, as compared to 6.0% in 2006.

Financing Expenses (Net)

Net financing expenses in 2007 were $19.3 million, as compared to $21.5 million in 2006.

The net finance expenses include the impact of a write-off relating to Auction Rate Securities in the amount of $10 million (see Liquidity and Capital Resources below).

18

Other Income (Expenses) (Net)

Other income in 2007 was a $0.4 million gain, as compared to a $1.8 million in 2006, which was mainly as a result of the capital gain related to the sale of Soltam Systems Ltd. shares in 2006.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various Company entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company entities generating the taxable income operate.

Provision for taxes in 2007 was $13.8 million (tax rate of 15.5%), as compared to a provision for taxes of $20.7 million (tax rate of 28.7%) in 2006. The change in the effective tax rate is attributable mainly to a reduction of approximately $10 million related to prior years adjustments raised from executing tax settlements by Elbit Systems and some of its subsidiaries in the last quarter of 2007, and to the mix of the tax rates in the various tax jurisdictions in which the Company entities generating the taxable income operate. This decrease was partly offset by the IPR&D write-off in the second quarter of 2007, related to the acquisition of the Tadiran shares not being deductible for tax purposes.

Company’s Share in Earnings of Affiliated Entities

In 2007, the Company had income of $14.6 million from its share in earnings of affiliated entities, as compared to $14.7 million in 2006.

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics and airborne systems. The Company’s share in Tadiran’s earnings was included until the date of acquisition.

Net Earnings and Earnings Per Share (“EPS”)

Net earnings in 2007 were $76.7 million (3.9% of revenues), as compared to reported net earnings of $72.2 million (4.7% of revenues) in 2006. Diluted EPS was $1.81 in 2007, as compared to $1.72 in 2006.

The number of shares used for computation of diluted EPS in the year ended December 31, 2007 was 42,342 thousand shares, as compared to 41,880 thousand shares in the year ended December 31, 2006.

The net earnings in 2007 include $24.4 million in IPR&D and restructuring net expenses (representing $0.58 per share), due to the acquisition of Tadiran in April 2007.

M.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in 2007 was $261 million, resulting mainly from net income and advances received from customers, which were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in 2007 was $262.6 million, which was used mainly for the acquisition of the Tadiran and FTL shares.

19

Net cash flow from financing activities in 2007 was $281 million, resulting mainly from long-term loans received.

On December 31, 2007, the Company had total borrowings in the amount of $460.4 million, including $431.3 million in long-term loans, and $963 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2007, the Company had a cash balance amounting to $363.9 million.

As of December 31, 2007, the Company had working capital of $156.9 million and its current ratio was 1.12.

In addition, the Company (through Tadiran) had $31.7 million of principal invested in Auction Rate Securities (“ARS”). The ARS held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. The Company's investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of the Company's ARS holdings at December 31, 2007 was $20.8 million, which reflects a $10.9 million adjustment to the principal value of $31.7 million. Although the ARS continue to pay interest according to their stated terms, based on third-party valuation and an analysis of other-than-temporary impairment factors, the Company recorded an impairment charge of approximately $10 million in the fourth quarter of 2007, reflecting the portion of ARS holdings that the Company concluded have an other-than-temporary decline in value. In addition, the Company recorded an unrealized pre-tax loss of approximately $0.9 million in other comprehensive income, reflecting an adjustment to certain ARS holdings that the Company concluded to have a temporary decline in value.

Historically, given the liquidity created by the auctions, ARS were presented as current assets under marketable securities on the Company’s balance sheet. As a result of the failed auctions in recent periods, the Company's ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS has been reclassified from current to non-current assets on the Company's balance sheet.

N.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels (“NIS”). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

20

On December 31, 2007, the Company’s liquid assets were comprised of bank deposits and short and long-term bonds. The Company’s deposits and loans are based on variable interest rates, and their value as of December 31, 2007 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On December 31, 2007, the Company had exposure due to liabilities denominated in NIS of $144.7 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time, and as indicated above, impacted the Company’s expenses for 2007.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2007 by forward contracts. On December 31, 2007, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $354.2 million ($176.3 million in Euro, $170.4 million in GBP and $7.5 million in other currencies). The financial derivative activities in 2007 resulted in an unrealized net loss of approximately $15.1 million, which was recorded as other comprehensive income.

O.	Corporate Secretary Appointment

On February 1, 2008, the Company appointed Ronit Zmiri as Corporate Secretary, replacing Yaniv Baram who accepted the position of General Counsel of Elisra.

P.	Dividends

The Board of Directors declared on March 10, 2008 a dividend of $0.18 per share for the last quarter of 2007. The total dividend declared for 2007 was $0.67 per share.

* * * * * * * * * * * * * *

21

Elbit Systems Ltd.

Management report on Internal Control over Financial Reporting for the Year-ended December 31, 2007

Elbit Systems’ management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control.  Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements.  Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO.)  In conducting such assessment, our management has excluded from its assessment the effectiveness of internal control over financial reporting of Tadiran Communications Ltd. (“Tadiran”), and Ferranti Technologies (Group) Limited (“FTL”), as Tadiran and FTL were acquired by us in 2007, and because we have not integrated Tadiran and FTL’s internal control over financial reporting and related processes by December 31, 2007.  Tadiran and FTL are now wholly-owned subsidiaries of Elbit, and are included in our 2007 consolidated financial statements, and constituted approximately $560 million, or 20% of our total assets, as of December 31, 2007, and $188 million of our revenues in 2007.  Refer to Notes 1(D) and 1(E) to our consolidated financial statements for further discussion of this acquisition and its impact on our consolidated financial statements.  Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007, based on the framework in “Internal Control – Integrated Framework” issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.  Kost, Forer, Gabbay & Kasierer’s attestation report with respect to the Company’s internal control over financial reporting is set forth within its Report of Independent Registered Public Accounting Firm included with our Consolidated Financial Statements.

22

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2007

(In U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2007

In U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2 - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	4 - 5

Consolidated Statements of Income	6

Statements of Changes in Shareholders’ Equity	7 - 8

Consolidated Statements of Cash Flows	9 - 10

Notes to the Consolidated Financial Statements	11 – 63

# # # # # # #

• Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	• Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in the shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a majority-owned subsidiary, which statements reflect total assets constituting 13.97% and 14.78% as of December 31, 2007 and 2006, respectively, and total revenues constituting 18.42% and 13.47% for the years ended December 31, 2007 and 2006, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, and for the purpose of expressing an opinion on the effectiveness of Elbit Systems’ internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2007 Elbit Systems adopted FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109”, effective January 1, 2007. Also, as discussed in Note 2 to the consolidated financial statements, Elbit Systems adopted Statement of Financial Accounting Standards No. 123(R), “Share-based Payment”, as revised, effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Elbit Systems' internal control over financial reporting as of December 31, 2007, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2008 expressed, an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
        A member of Ernst & Young Global

Haifa, Israel

March 10, 2008

• Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	• Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2007, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Elbit Systems’ Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Tadiran Communication Ltd. (“Tadiran”) and Ferranti Technologies (Group) Limited (“FTL”), which are first included in the Company's 2007 consolidated financial statements and which constituted $560.3 million and $174.6 million of total and net assets, respectively, as of December 31, 2007 and $188.3 million and $5.8 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Tadiran and FTL.

In our opinion, Elbit Systems maintained in all material respects, effective internal control over financial reporting, as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 10, 2008 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Haifa, Israel

March 10, 2008

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

		December 31,
	Note	2007	2006

CURRENT ASSETS:
Cash and cash equivalents		$363,887	$84,564
Short-term bank deposits		10,068	836
Available for sale marketable securities	(8)	2,830	2,106
Trade receivables (net of allowance for doubtful accounts in the amount of $3,794 and $3,390 as of December 31, 2007 and 2006, respectively)	(3)	439,370	384,487
Other receivables and prepaid expenses	(4)	127,333	78,836
Inventories, net of customer advances	(5)	480,603	371,962
Total current assets		1,424,091	922,791

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	(6)	66,161	235,723
Compensation receivables in respect of fire damages, net	(7)	15,530	15,530
Long-term bank deposits and trade receivables	(8)	13,338	6,030
Marketable securities	(8)	20,885	—
Deferred income taxes	(16)	22,155	8,783
Severance pay fund	(2P)	238,083	160,620
		376,152	426,686

PROPERTY, PLANT AND EQUIPMENT, NET	(9)	350,514	294,628

INTANGIBLE ASSETS, NET:	(10)
Goodwill		331,810	58,401
Other intangible assets, net		298,925	70,594
		630,735	128,995

		$2,781,492	$1,773,100

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands, except share data)

		December 31,
	Note	2007	2006

CURRENT LIABILITIES:
Short-term bank credit and loans	(11)	$10,418	$17,802
Current maturities of long-term loans	(14)	18,659	10,199
Trade payables		273,010	158,361
Other payables and accrued expenses	(12)	454,549	274,799
Customers advances in excess of costs incurred on contracts in progress	(13)	510,562	349,724
Total current liabilities		1,267,198	810,885

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(14)	431,312	125,266
Customers advances	(13)	137,296	126,769
Deferred income taxes and tax obligations	(16)	92,193	20,658
Pension and termination indemnities	(15, 2P)	293,848	189,067
Other long term liabilities		2,551	—
		957,200	461,760

COMMITMENTS AND CONTINGENT LIABILITIES	(17)

MINORITY INTERESTS		20,085	6,871

SHAREHOLDERS’ EQUITY:	(18)
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,000,000 shares as of December 31, 2007 and 2006; Issued 42,468,673 and 42,425,595 shares as of December 31, 2007 and 2006, respectively; Outstanding 42,059,752 and 42,016,674 shares as of December 31, 2007 and 2006, respectively		11,886	11,876
Additional paid-in capital		294,862	289,026
Treasury shares - 408,921 shares as of December 31, 2007 and 2006		(4,321)	(4,321)
Accumulated other comprehensive loss		(24,367)	(16,746)
Retained earnings		258,949	213,749
		537,009	493,584
		$2,781,492	$1,773,100

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U. S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2007	2006	2005
Revenues	(19)	$1,981,761	$1,523,243	$1,069,876
Cost of revenues		1,454,913	1,149,768	786,616
Restructuring expenses	(1D)	10,482	—	3,488
Gross profit		516,366	373,475	279,772

Research and development expenses, net	(20)	126,995	92,232	71,903
Marketing and selling expenses		157,411	111,880	78,648
General and administrative expenses		107,447	77,505	54,417
Acquired in-process research and development (“IPR&D”)	(1D)	16,560	—	7,490
		408,413	281,617	212,458

Operating income		107,953	91,858	67,314

Financial expenses, net	(21)	(19,329)	(21,456)	(11,472)
Other income (expenses), net	(6C)	368	1,814	(5,326)
Income before taxes on income		88,992	72,216	50,516
Taxes on income	(16)	(13,810)	(20,694)	(16,335)
		75,182	51,522	34,181
Equity in net earnings (losses) of affiliated companies and partnership (*)	(6B)	14,565	14,743	(1,636)
Minority interests in losses (earnings) of subsidiaries		(13,038)	5,977	(58)
Net income		$76,709	$72,242	$32,487

Earnings per share	(18)
Basic earnings per share		$1.82	$1.75	$0.80

Diluted earnings per share		$1.81	$1.72	$0.78
Number of shares used in computation of basic earnings per share		42,041	41,340	40,750

Number of shares used in computation of diluted earnings per share		42,342	41,880	41,623

(*)	Includes cost of acquired IPR&D of $8,500 in 2005.

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U. S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income

Balance as of January 1, 2005	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	405,598	88	3,423	—	—	—	3,511
Tax benefit in respect of options exercised	—	—	652	—	—	—	652
Stock based compensation	—	—	172	—	—	—	172
Dividends paid	—	—	—	—	(21,631)	—	(21,631)
Other comprehensive income (losses) net of tax:
Unrealized gain on derivative instruments	—	—	—	6,412	—	—	6,412	$6,412
Foreign currency translation differences	—	—	—	(924)	—	—	(924)	(924)
Minimum pension liability adjustment	—	—	—	(2,086)	—	—	(2,086)	(2,086)
Net income	—	—	—	—	32,487	—	32,487	32,487
Total comprehensive income								$35,889
Balance as of December 31, 2005	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	1,050,050	240	8,008	—	—	—	8,248
Tax benefit in respect of options exercised	—	—	2,144	—	—	—	2,144
Stock based compensation	—	—	195	—	—	—	195
Dividends paid	—	—	—	—	(24,616)	—	(24,616)
Other comprehensive income (losses), net of tax:
Unrealized loss on derivative instruments	—	—	—	(15,642)	—	—	(15,642)	$(15,642)
Foreign currency translation differences	—	—	—	2,034	—	—	2,034	2,034
Decrease in additional minimum pension iability per FAS 87	—	—	—	2,603	—	—	2,603	2,603
Adjustment for adoption of FAS 158 for the pension plans as of December 31, 2006	—	—	—	(4,341)	—	—	(4,341)	—
Adjustment for adoption of FAS 158 for the post medical plan as of December 31, 2006	—	—	—	(252)	—	—	(252)	—
Unrealized gain on available for sale securities	—	—	—	192	—	—	192	192
Net income	—	—	—	—	72,242	—	72,242	72,242
Total comprehensive income								$61,429
Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
U. S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2007	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	—	—	—	—	(4,846)	—	(4,846)
Exercise of options	43,078	10	417	—	—		427
Tax benefit in respect of options exercised	—	—	46	—	—	—	46
Stock based compensation	—	—	4,778	—	—	—	4,778
Gain resulting from affiliated company’s IPO	—	—	595	—	—	—	595
Dividends paid	—	—	—	—	(26,663)	—	(26,663)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments	—	—	—	(9,562)	—	—	(9,562)	$(9,562)
Foreign currency translation differences	—	—	—	605	—	—	605	605
Unrealized pension income	—	—	—	2,037	—	—	2,037	2,037
Unrealized loss on available for sale securities	—	—	—	(701)	—	—	(701)	(701)
Net income	—	—	—	—	76,709	—	76,709	76,709
Total comprehensive income								$69,088
Balance as of December 31, 2007	42,059,752	$11,886	$294,862	$(24,367)	$258,949	$(4,321)	$537,009

Accumulated other comprehensive income (loss) (net of taxes)

	Year ended December 31,
	2007	2006	2005
Accumulated gains (losses) on derivative instruments	$(19,669)	$(10,107)	$5,535
Accumulated foreign currency translation differences	2,505	1,900	(134)
Accumulated unrealized gain (loss) on available for sale securities	(509)	192	—
Unrealized pension losses	(6,694)	(8,731)	(6,741)
Accumulated other comprehensive loss	$(24,367)	$(16,746)	$(1,340)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
U. S. dollars (In thousands)

	Year ended December 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$76,709	$72,242	$32,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	99,414	58,500	57,718
Acquired IPR&D	16,560	—	7,490
Marketable securities fair value adjustment	10,027	—	—
Stock based compensation	4,778	195	172
Deferred income taxes and reserve	(20,162)	(4,659)	6,551
Accrued severance pay, net	(3,171)	(5,197)	(6,707)
Gain on sale of property, plant, equipment and investment	(1,120)	(2,351)	(731)
Minority interests in earnings (losses) of subsidiaries	13,038	(5,977)	58
Equity in net losses (earnings) of affiliated companies and partnership, net of
dividend received (*)	(2,182)	(1,696)	13,805
Changes in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(59,883)	(58,793)	(43,420)
Increase in inventories, net	(124,381)	(69,974)	(43,679)
Increase (decrease) in trade payables, other payables and accrued expenses	130,518	75,869	(37,859)
Increase in advances received from customers	120,814	142,844	202,450
Settlement of royalties with the Office of the Chief Scientist	—	—	(1,371)
Other	2	(35)	—
Net cash provided by operating activities	260,961	200,968	186,964

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(104,205)	(64,809)	(58,735)
Acquisitions of subsidiaries and a business (Schedule A)	(353,175)	—	(28,331)
Investments in affiliated companies and other companies	(916)	(31,930)	(160,861)
Proceeds from sale of property, plant and equipment	4,364	5,705	2,712
Proceeds from sale of investment	1,431	5,000	3,100
Investment in long-term bank deposits	(12,216)	(880)	(1,089)
Proceeds from sale of long-term bank deposits	8,839	780	1,501
Short-term deposits, net	193,263	(862)	(4)
Net cash used in investing activities	(262,615)	(86,996)	(241,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	427	8,248	3,511
Repayment of long-term bank loans	(150,310)	(188,723)	(85,035)
Receipt of long-term bank loans	464,878	85,053	216,500
Dividends paid	(26,663)	(24,322)	(21,631)
Tax benefit in respect of options exercised	46	2,144	652
Change in short-term bank credit and loans, net	(7,401)	(5,695)	524
Net cash provided by (used in) financing activities	280,977	(123,295)	114,521

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	279,323	(9,323)	59,778
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	84,564	93,887	34,109
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$363,887	$84,564	$93,887
(*) Dividend received	$12,383	$13,047	$12,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
U. S. dollars (In thousands)

	Year ended December 31,
	2007	2006	2005

SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:
Income taxes	$23,282	$15,955	$21,475
Interest	$20,949	$14,311	$13,151

SCHEDULE A:
Acquisitions of subsidiaries and a business (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$40,540	$—	$39,273
Property, plant and equipment	25,175	—	(28,875)
Other long term assets	63,063	—	(74,363)
Goodwill and other intangible assets	530,536	—	(53,291)
IPR&D	16,560	—	(7,490)
Deferred income taxes	(71,919)	—	5,404
Long-term liabilities	(76,910)	—	82,730
Minority interest	—	—	8,281
Equity investment in Tadiran	(173,870)	—	—
	$353,175	$—	$(28,331)

(*)	In 2005, the assets of Israel Military Industries Ltd. and the shares of Elisra Electronic Systems Ltd. (see Note 1(C))
In 2007, the shares of Tadiran (see Note 1(D)) and FTL (see Note 1(E)).

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 1 -	GENERAL

A.

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.4% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) and Tadiran (see Note 1(D)). Elbit Systems also owns 70% of Elisra Electronic Systems Ltd. (“Elisra”), see Note 1(C).

B.

A majority of the Company’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Company’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 19(C).

C.

On November 30, 2005, the Company completed the purchase of all of the shares of Koor Industries Ltd. (“Koor”) in Elisra for approximately $68.8 million in cash. Following the completion of the transaction, the Company owns 70% of Elisra.

Elisra is the leading airborne electronic warfare (“EW”) company in Israel with advanced technology and significant market presence. Elisra has significant complementary technologies and customer installment base to those of the Company in areas including ELINT systems, EW suites, airborne warning systems and data links. As such, the Company’s management believes that Elisra’s business is very synergetic with several of the Company’s areas of operations as the aforementioned technologies and customer installment base will enable the Company to offer more comprehensive turnkey solutions to its customers and strengthen its competitive position. Consequently, the acquisition of Elisra resulted in goodwill amounting to $24,500 (see below).

Based on a Purchase Price Allocation (“PPA”) performed by an independent advisor, the purchase price was attributed to the fair value of the assets acquired and liabilities assumed as follows:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

	Book value in Elisra	Excess cost	Total	Expected useful lives
Current monetary liabilities net of current monetary assets	$ (11,500)	$ -	$ (11,500)	-
Pre-acquisition contingency	15,530	-	15,530
Other long-term investments and receivables	59,270	-	59,270	-
Long-term liabilities	(100,700)	-	(100,700)	-
Minority interest	(8,300)	-	(8,300)	-
IPR&D	-	7,500	7,500	Immediate write-off
Inventory	31,200	1,200	32,400	Up to 2 quarters
Property, plant and equipment	23,100	5,700	28,800	20 years
Customers base and backlog	-	11,800	11,800	10 years
Technology	-	9,500	9,500	10 years
Goodwill	-	24,500	24,500	Indefinite – subject to
	$ 8,600	$ 60,200	$ 68,800	annual impairment test

The pre-acquisition contingency, which amount to $15,530, are related to the compensation receivables in respect of the fire damage in Elisra (see Note 7 below).

The results of Elisra’s operations have been included in the consolidated financial statements from the date of acquisition.

Following the acquisition of Elisra’s shares in the fourth quarter of 2005, the Company identified and wrote-off in 2005 duplicated inventories and equipment in the amount of $3,488 which was recorded as restructuring costs in the cost of revenues.

D.

On April 26, 2007, Elbit Systems completed its Cash Tender Offer (the “Offer”) for the balance of the ordinary shares of Tadiran, which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by Elbit Systems and accounted for using the equity method.

As a result of the Offer, Tadiran became a private, wholly-owned subsidiary of Elbit Systems. The total amount paid by Elbit Systems for the Tadiran shares relating to the Offer was approximately $383,000. The results of Tadiran are consolidated in Elbit Systems’ financial statements commencing May 1, 2007.

Tadiran is a leading company active mainly in the defense communications area. The Company is active in the command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”) area, and is using integrated communication equipment in its systems. The Company foresees synergies between its systems operations and Tadiran, by providing advanced integrated network and communication solutions to its customers.

The table below summarizes the PPA, for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of the Tadiran shares as follows:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

	Acquired share of book value in Tadiran	Excess cost	Total	Expected useful lives
Working capital	$ 67,600	(17,400)	$ 50,200
Long-term assets and investments	34,800	-	34,800
Property, plant and equipment	9,300	1,100	10,400	20 years
Long-term liabilities	(53,000)	800	(52,200)
Brand name	5,700	18,200	23,900	15 years
Customer relationships and backlog	-	96,800	96,800	2-10 years
Technology	2,700	40,800	43,500	10 years
IPR&D	-	16,600	16,600	Immediate write-off
Deferred taxes	-	(35,100)	(35,100)
Goodwill	32,800	161,300	194,100	Indefinite – subject to annual impairment test
	$ 99,900	$ 283,100	$ 383,000

The assets and liabilities recorded in connection with the PPA for the Tadiran acquisition are based upon preliminary estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes. Actual adjustment will be based on the final appraisals and other analysis of fair values, which are in process. Elbit Systems expects to complete the PPA by the end of the first quarter of 2008. The Company does not expect the difference between the preliminary and final PPA for this business acquisition to have a material impact on its results of operations or financial position.

Following the acquisition of the Tadiran shares in the second quarter of 2007, Elbit Systems identified and wrote-off duplicated inventories and equipment and accrued termination costs in a total amount of $10,482, which was recorded as restructuring costs in the cost of revenues.

The following unaudited proforma data is based on historical financial statements of Elbit Systems and Tadiran and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company's operations assuming that Tadiran’s results, instead of the 42% previously owned, were included in the Company’s consolidated results prior to each of the reported periods and under the following assumptions:

(1)

Intangible assets (customer relationships, backlog, brand name and technology) arising from the acquisition of the Tadiran shares of approximately $228,000, net of related deferred taxes of approximately $57,000, is amortized over a period of 2-15 years.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $1,800, net of related deferred taxes of approximately $450, is amortized over a period of 20 years.

(3)

The cost attributed to purchased IPR&D projects, in the amount of approximately $16,560, was immediately charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

(4)	Intercompany balances and transactions, if any, have been eliminated.

Year ended December 31,
	2007	2006
Proforma sales	$ 2,067,805	$ 1,775,247
Proforma net income	$ 97,575	$ 85,890
Proforma earnings per share
Basic	$ 2.32	$ 2.08
Diluted	$ 2.30	$ 2.05

Subsequent to Tadiran's acquisition, the Company has integrated Tadiran's operations in the Land systems and C4ISR area of operations. Restructuring activities were done in order to better utilize such integration. As such Tadiran’s financial performance is no longer relevant on a stand-alone basis and as such is not reviewed separately.

In November 2007, the Company announced that Elbit Systems' Board of Directors approved a plan to merge Tadiran into Elbit Systems and for Tadiran's Israeli operations to be combined with Elbit Systems Land and C4I Division under a new wholly-owned subsidiary Elbit Systems Land & C4I - Tadiran Ltd. The merger plan is subject to completion of certain approvals which are currently pending.

E.	On July 27, 2007, Elbit Systems acquired the entire share capital of the U.K. company Ferranti Technologies (Group) Limited (“FTL”) for £15 million (approximately $31,000).

FTL is a design and manufacturing company providing engineering, manufacturing and logistic support to the aerospace and defense industries. The Company’s management believes that FTL will enable the Company to offer its products and solutions to FTL customers in the U.K.

Based on a PPA performed by an independent advisor, the purchase price was attributed to the fair value of the assets acquired and liabilities assumed as follows:

	Acquired share of book value in FTL	Excess cost	Total	Expected useful lives
(in thousands of U.S. dollars)
Working capital	$ 3,873	$ 582	$ 4,455
Long-term assets and investments	3,845	3,376	7,221	20 years
Non-compete	-	436	436	2 years
Brand name	-	1,119	1,119	15 years
Customer relationships and backlog	-	8,933	8,933	4-15 years
Technology	-	750	750	15 years
Deferred taxes	-	(4,559)	(4,559)
Goodwill	-	12,055	12,055	Indefinite – subject to annual impairment test
	$ 7,718	$ 22,692	$ 30,410

Proforma information has not been provided, since the effect of FTL was not material to the revenues and net income of the Company.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As applicable to the consolidated financial statements of the Company, such principles are substantially identical to accounting principles generally accepted in Israel.

A.	USE OF ESTIMATES

The preparation of financial statements requires the use of estimates and assumptions, based on complex judgments that are considered reasonable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of intangible assets, sales and return accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy. Actual results may differ from estimated results.

B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. Elbit Systems’ management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of Elbit Systems is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries.

The consolidated subsidiaries include Elop, ESA, Elisra, Tadiran and other Israeli and non-Israeli subsidiaries.

Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	CASH EQUIVALENTS

Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

E.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, which approximate fair value.

F.	AVAILABLE FOR SALE MARKETABLE SECURITIES

Elbit Systems accounts for marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Elbit Systems determined the appropriate classification of all marketable securities was “available-for-sale” at the time of purchase or at the time marketable securities were first consolidated as a result of Tadiran’s acquisition. As such, at December 31, 2007 and 2006, all of the Company’s investments in marketable securities were reported at fair value. Fair value is determined based on observable market value quotes or in case market value is not available using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income (“OCI”) in stockholders’ equity. The Company uses the average cost method of determining the cost basis in computing realized gains and losses on the sale of its available-for-sale securities. Realized gains and losses are included in financial income (expense).

G.	INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average cost method.
•

Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).

•

Labor overhead is generally included on a basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are presented as net amounts. Advances in excess of related inventories are classified as liabilities.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

Investments in non-marketable shares of companies in which the Company holds less than 20% and the Company does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

Investments in companies and partnerships over which the Company can exercise significant influence (generally, entities in which the Company holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are non in substance common stock, are recorded on a cost basis according to EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.”

A change in the Company’s proportionate share of a subsidiary's or investee's equity, resulting from issuance of common or in substance common shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SEC Staff Accounting Bulletin 51 “Accounting Sales of Stock by a Subsidiary”.

Management evaluates investments in affiliates and other companies for evidence of other-than- temporary declines in value. When relevant factors indicate a decline in value that is other-than-temporary the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. The results of 2005 include an impairment loss related to the investment in ISI (see Note 6(C)1)).

I.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, from extended payment agreements, are recorded at their estimated present values (determined based on the original market rates of interest).

J.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost. Accumulated interest is recorded as current assets, the deposits and accumulated interest approximate fair value.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings	2-6.6
Instruments, machinery and equipment	6-33
Office furniture and other	6-33
Motor vehicles	12-20	(Mainly 15%)

Prepayment operating land rights and leasehold improvements – generally over the term of the lease or the useful life of the assets, which ever is shorter.

L.	INVESTMENT GRANTS

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see Note 16(A)(3) and 17(J)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment, they are offset against the cost of property, plant and equipment.

M.	INTANGIBLE ASSETS

Intangible assets are stated at cost net of accumulated amortization. Intangible assets are amortized over their useful life using the straight-line method, or the accelerated method, which ever reflect best use of cash flow utilization.

N.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of three years in the period ended December 31, 2007, no impairment has been identified.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	GOODWILL

Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Fair value of a reporting unit is determined using the discounted future cash flows method. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

The Company identified several reporting unites based on the guidance of SFAS 142, “Goodwill and Other Intangible Assets”.

For each of the three years in the period ended December 31, 2007, no impairment losses have been identified.

P.	SEVERANCE PAY

Under Israeli law and employment agreements, the Company’s entities in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The benefit is calculated based on the employee’s latest salary and the period of his/her employment.

The Company’s entities in Israel record a liability for the amount that would have to be paid to the employees as severance payment in the event of the companies’ shut down.

The entities’ obligation for severance pay and pension is funded by monthly deposits with insurance companies, pension funds and by an accrual. The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include profits.

Severance pay expenses for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $19,553, $19,161 and $17,500, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	REVENUE RECOGNITION

The Company generates revenues mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, the Company provides support and services for such systems and products.

Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage-of-completion basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provide a more reliable, and objective measure to the extent of progress toward completion.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method and units-of-delivery method as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	REVENUE RECOGNITION (Cont.)

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract.

In certain circumstances, sales under short-term fixed-price production type contracts or sale of products are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

In cases where the contract involves the delivery of products and performance of services, the Company follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract revenues between the products accounted for under SOP 81-1, SAB 104 and the services.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion.

A number of internal and external factors affect our cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is likely that materially different amounts would be reported in the Company’s consolidated financial statements.

As for research and development costs accounted for as contract costs refer to Note 2(T).

R.	PRE-CONTRACT COSTS

Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	WARRANTY

The Company estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty liability include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. Specific warranty reserves are recorded in the period defect or potential products failures are identified and recorded based on estimates made by management. The estimates are evaluated on a periodic basis.

Changes in the Company’s provision for warranty, which is included in Elbit Systems’ balance sheet, during the respective years, are as follows:

	2007	2006
Balance, at January 1	$ 44,417	$ 31,797
Warranties issued during the year	27,403	27,733
Warranties related to the acquisition of Tadiran and FTL	18,720	-
Warranties forfeited or exercised during the year	(18,181)	(15,113)
Balance, at December 31	$ 72,359	$ 44,417

T.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participations, are charged to operations as incurred. Company sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

Under certain arrangements in which a customer participates in product development costs, the Company’s portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

Certain Company entities in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. The grants are not to be repaid, but instead the Company entities will be sometimes obliged to pay royalties as a percentage of future sales if and when sales are generated from the funded projects. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred, since the payment of royalties is not probable when the grants are received. The Company estimates the costs of royalties it would be obligated to pay for each individual contract and records a liability in the amount of such costs, when the related revenues are recognized.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

Effective January 1, 2007, Elbit Systems adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, Elbit Systems must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $4,846, which was recognized as an adjustment to opening retained earnings.

The Company recorded interest related to its unrecognized tax benefit as income tax expense. Our January 1, 2007 unrecognized tax benefit included $ 2,450 of interest ($1,404 and $806- interest exposure related to 2006 and 2005, respectively).

V.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Company performs ongoing credit evaluations of its customers and to date, has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the effective portion of the gain and loss on thederivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair value. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the asset or liability hedge, if any, is recognized as financial expense in current earnings during the period of change. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flow that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change. The Company records any ineffectiveness of the hedging instruments, which was immaterial during 2007, 2006 and 2005 in financial income (expense) on its Consolidated Statements of Income. Cash flows from such hedges are classified as operating activities.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized as a financial expense in current earnings during the period of change.

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

As of December 31, 2007, the Company had forward contracts with a notional amount of approximately $354,200 to purchase and sell foreign currencies ($176,000 in Euro, $170,400 in Great Britain Pounds (“GBP”) and $7,500 in other currencies). These foreign exchange forward contracts have maturities between one and five years ($120,000 in 2008).

The fair value of the foreign exchange contracts and the options as of December 31, 2007 is a liability of approximately $15,100.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	STOCK-BASED COMPENSATION

Effective January 1, 2006, Elbit Systems adopted the provision of Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”) using the modified prospective method. The adoption of Statement 123(R) had an immaterial effect on the Company’s financial position and results of operations.

The fair value of options is estimated using a Black-Scholes option pricing model for the options granted in 2005 and the bionomic model for options granted in 2007 with the following weighted average assumptions:

	2007	2006	2005
Divided yield	2.20%	-	2.25%
Expected volatility	28.50%	-	25.60%
Risk-free interest rate	4.70%	-	4.50%
Expected life	4 years	-	4 years
Forfeiture rate	0.56%	-	-
Suboptimal factor	2.67	-	-

Y.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

Fair value of investment in marketable securities with quoted market prices is based on quoted market prices. For marketable securities not actively traded, fair values are estimated using values obtained from the Company’s asset managers. To estimate the value of these investments the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The carrying amount of the available for sale securities is recorded according to its fair market value, as determined by quoted market prices on the stock exchange.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

It was not practicable to estimate the fair value of the Company’s investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2007 and 2006 were $14,259 and $13,892, respectively, and represent the original cost of acquisition. As noted in Note 2(H) above, management continually monitors such investments for other-than-temporary decline in value.

Z.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per ordinary share when their effect is anti-dilutive. In all the years presented no stock options were excluded.

AA.	VARIABLE INTEREST ENTITIES

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (“FIN 46”) provides a framework for identifying Variable Interest Entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity’s activities, or (3) has a group of equity owners that do not have the obligation to absorb the entity’s losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by its primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

UAV Tactical Systems Ltd. (“U-TacS”), in the U.K. is considered to be a variable interest entity. As Elbit Systems is the primary beneficiary, U-TacS is consolidated in Elbit Systems’ financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

New pronouncements issued but not effective as of December 31, 2007 are not expected to have a significant effect on the Company’s consolidated financial position or results of operations, with the possible exception of the following, which are currently being evaluated by management:

1)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (“FSP 157-1”) and FSP 157-2, "Effective Date of FASB Statement No. 157" (“FSP 157-2”). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of 2008.

The resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

2)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for the Company beginning in the first quarter of 2008. The adoption of SFAS No. 159 will not have a significant impact on the Company’s consolidated financial statements.

3)

In June 2007, the FASB ratified EITF 07-3, “Accounting for Non-Refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred, capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company does not expect any material impact on its consolidated results of operations and financial condition from the adoption of EITF 07-3.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

4)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (“SFAS No. 141(R)”). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired IPR&D is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS No. 141(R) will change the Company’s accounting treatment for future business combinations consummated beginning in the first quarter of 2009. No early adoption is permitted.

5)

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“FAS 160”). FAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in 2009. No early adoption is permitted. The Company is currently assessing the impact of this standard on its future consolidated results of operations and financial condition.

AC.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

Note 3 -	TRADE RECEIVABLES, NET

	December 31,
	2007	2006
Open accounts (*)	$ 341,408	$ 315,254
Unbilled receivables	101,756	72,623
Less – allowance for doubtful accounts	(3,794)	(3,390)
	$ 439,370	$ 384,487
(*) Includes affiliated companies	$ 9,914	$ 9,673

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 4 -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2007	2006
Deferred income taxes	$ 21,677	$ 11,972
Prepaid expenses	54,185	31,385
Government institutions	37,606	21,681
Employees	1,681	787
Others	12,184	13,011
	$ 127,333	$ 78,836

Note 5 -	INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2007	2006
Cost incurred on long-term contracts in progress	$ 508,273	$ 373,045
Raw materials	123,466	90,075
Advances to suppliers and subcontractors	65,597	41,037
	697,336	504,157
Less -
Cost incurred on contracts in progress deducted from customer advances (see Note 13)(*)	69,199	49,455
Advances received from customers (*)	131,177	77,246
Provision for losses on long-term contracts	16,357	5,494
	$ 480,603	$ 371,962

The Company has transferred legal title of inventories to certain customers as collateral for advances received.

(*) Advances are allocated to the relevant inventories on a per-project basis. In cases (projects) where the advances are in excess of the inventories, the net amount is presented in customer advances. In cases where the inventories are in excess of advances received, the net amount is included in inventories.

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2007	2006
Companies accounted for under the equity method	$ 51,902	$ 221,831
Companies accounted for on a cost basis	14,259	13,892
	$ 66,161	$ 235,723

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method:

	December 31,
	2007	2006
Tadiran (1)	$ -	$ 176,374
SCD (2)	36,594	30,804
VSI (3)	4,671	5,398
Opgal (4)	5,992	4,705
Chip PC (5)	1,853	2,189
Others (6) (7)	2,792	2,361
	$ 51,902	$ 221,831

(1)

Tadiran – until the Offer, Tadiran was a publicly-traded 42%-owned investee registered in Israel. Tadiran is involved in the worldwide market for military communications systems and equipment and is also active in the civilian communications market.

The summarized financial information regarding Tadiran (see Note 1(D)) is as follows:

Balance Sheet Information:

December 31,
2006
Current assets	$ 340,204
Non-current assets	103,343
Total assets	$ 443,547

Current liabilities	$ 238,294
Non-current liabilities	36,548
Shareholders’ equity	168,705
$ 443,547

Income Statement Information:

December 31,
	2006	2005
Revenues	$ 258,608	$ 271,424
Gross profit	$ 105,567	$ 120,510
Net income	$ 42,117	$ 29,879

As of December 31, 2006, the fair market value of Tadiran’s shares held by Elbit Systems was $207,128. The results of Tadiran are consolidated in Elbit Systems’ financial statements commencing May 1, 2007.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method (Cont.)

(2)

Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(3)

Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed-wing military aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(4)

Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(5)

Chip PC Ltd. (“Chip PC”) is an Israeli company, of which approximately 19% is held by the Company. Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations. On July 2007, Chip PC completed an initial public offering (“IPO”) on the TASE. Following the offer, Chip PC became a publicly-traded company registered in Israel, in which the Company holds approximately 19% of its shares (16.3% on a fully diluted basis). In addition, the Company holds an option to purchase up to an additional 5% of Chip PC’s ordinary shares as stipulated in the agreement signed with Chip PC, As a result of the IPO, the Company recognized an immaterial loss.

(6)

Mediguide Inc. (“Mediguide”) and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide, consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (41% on a fully diluted basis) of the voting rights of Mediguide. During 2001 - 2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition, the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method (Cont.)

(7)

Starling Advanced Communications Ltd. (“Starling”) develops products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. On May 2007, Starling completed an IPO on the TASE. Following the offering, Starling became a publicly-traded company registered in Israel, and the Company’s share ownership in Starling was diluted from approximately 21% to approximately 16% (or 10% on a fully diluted basis). In addition, the Company holds 52,358 options of debenture convertible into shares notes issued by Starling. As a result of Starling’s IPO, the Company recorded a gain in the amount of approximately $595 recorded as an increase to the shareholders equity, since Starling is a development stage company.

(8)	Equity in net earnings (losses) of affiliated companies is as follows:

	Year ended December 31,
	2007	2006	2005
Tadiran (*)	$ 716	$ 3,988	$ (11,121)
SCD	7,922	5,466	5,115
VSI	4,590	5,354	4,641
Others	1,337	(65)	(271)
	$ 14,565	$ 14,743	$ (1,636)

(*)    The Company’s share in Tadiran’s 2006 results included a loss of $2,400 as a result of exercise of options in Tadiran. Until the date of the Offer, Tadiran results were included under the equity method.

(9)	The summarized aggregate financial information of companies accounted for under the equity method, excluding Tadiran (see Note 6(B)(1)), is as follows:

Balance Sheet Information:

	December 31,
	2007	2006
Current assets	$ 188,923	$ 165,411
Non-current assets	30,812	27,896
Total assets	$ 219,735	$ 193,307

Current liabilities	$ 95,692	$ 85,576
Non-current liabilities	23,787	7,929
Shareholders’ equity	100,256	99,802
	$ 219,735	$ 193,307

Income Statement Information:

Year ended December 31,
	2007	2006	2005
Revenues	$ 331,971	$ 298,499	$ 266,841
Gross profit	$ 89,960	$ 79,309	$ 63,938
Net income	$ 12,830	$ 18,902	$ 13,345

(10)	See Note 17(E) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

C.	Investments in companies accounted for on a cost basis

	December 31,
	2007	2006
ISI (1)	$ 1,830	$ 1,830
AAI (2)	-	1,000
Sandel (3)	12,414	11,047
Others	15	15
	$ 14,259	$ 13,892

(1)

ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes. During the fourth quarter of 2005, the fair value of ISI decreased as a result of a decrease in ISI’s backlog and estimated future cash flows. Based on a valuation performed by an independent appraiser, the Company wrote-off approximately $5,400 of its investment in ISI in 2005. As of December 31, 2007, no impairment loss has been identified.

(2)

AeroAstro Inc. (“AAI”), previously held 8.33% (on a fully diluted basis), is a Delaware corporation engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S. In the fourth quarter of 2007, the Company sold its shares in AAI for $1,400, which was received in 2008. As a result, the Company recorded a gain in the amount of $400.

(3)

Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. In 2006, ESA subsidiary Kollsman Inc. (“Kollsman”) acquired Preferred B Shares of Sandel, which constitute a 20% interest in Sandel on a fully diluted and as converted basis. The investment in Sandel is accounted on a cost basis in accordance with EITF 02-14.

Note 7 -	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET

	December 31,
	2007	2006
Receivables from insurance company (A)	$ 25,884	$ 25,884
Net of contingent payment to Koor (B)	10,354	10,354
	$ 15,530	$ 15,530

A.

On March 17, 2001, a fire broke out in the manufacturing plants in two of Elisra’s subsidiaries ("the companies"). The fire caused damage to equipment, building, inventory and work in progress. Up to December 31, 2006 and 2007, advances were received from the insurance company in the aggregate amount of approximately $10 million.

Upon the acquisition of Elisra in 2005, as part of the assets purchased in the business combination, Elbit Systems recorded the receivables from the insurance company at their estimated value of approximately $26 million considering the advances previously received from the insurance companies in years prior to the acquisition.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 7 -	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET (Cont.)

A.	Cont.

The claim submitted by the companies to the insurance company, and which is based on the terms of the insurance policy, also includes a demand for consequential damages along with other damages that the companies believe are covered by the insurance policy. Therefore, the total amount of the claim is much higher than the book value of the damage and the cost of repairing the building.

The companies are taking legal action in order to receive the insurance claim, and they have submitted a claim to the District Court of Tel-Aviv against the insurance company and its assessors, in the aggregate amount of $96 million. In light of the duration of the proceedings, the managements of the companies decided to classify the balance of the compensation receivable from the insurance company as a long-term receivable.

In April 2004, the companies filed a request with the Court, for issuance of a partial judgment, in the amount of $33 million (in excess of the advances already paid by the insurance company) based on the admission made by the insurance company and its representatives of an obligation deriving from the insurance event, while the dispute remains regarding the amount of the damages.

In December 2004, a hearing was held in the Court wherein the force of a judgment was given to an agreement of the parties pursuant to which a separate bank account was opened, in which the insurance company deposited $15 million. Every withdrawal from such account requires approval of the Court until the proceedings on the claim are concluded. In accordance with the aforesaid agreement, the claim was transferred for mediation. A number of meetings took place during 2005 and 2006, including a visit of the reinsurance representatives with the Company, however the mediation did not result in an agreement between the parties.

In light of the failure of the mediation proceeding, on September 19, 2006 the mediator notified the Court of discontinuance of the proceeding.

On September 21, 2006, the Company requested from the Court to renew the legal proceedings and requested that a ruling be made on the request for a partial ruling that had been filed on April 21, 2004 as described above. In accordance with the decision of the District Court in a pre-trial hearing held in March 1, 2007, the parties were ordered to conclude the preliminary proceedings by the setting of a new schedule for a hearing. The hearing took place in December 1, 2007. The next hearing is scheduled to April 1, 2008.

In the opinion of the companies, based on, among other things, the opinion of their legal advisors regarding this matter, it is difficult to estimate the chances that the companies will receive the full amount of the claim, even though it is considered to be well founded. Nonetheless, the managements of the companies estimate, based on the opinion of their legal advisors that the chances are good of receiving indemnification from the insurance company, in an amount at least equal to the balance of the receivable which they recorded as an asset in the financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 7 -	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET (Cont.)

B.

In the agreement Elbit Systems signed with Koor, for the purchase of Elisra’s shares, it was agreed that Elbit Systems will pay Koor 40% of the consideration received from the insurance company, up to $30 million and 25%-27.5% of additional consideration received.

C.

The receivables in respect of the fire damages and related payable to Koor represent pre-acquisition contingencies that were recognized in connection with the acquisition of Elisra in 2005, as part of the PPA.

Note 8 -	LONG-TERM DEPOSITS AND SECURITIES

A.	Long–term bank deposits and trade receivables

	December 31,
	2007	2006
Deposits with banks for loans granted to employees (*)	$ 1,999	$ 1,287
Long-term trade and other receivables	1,345	4,701
Other deposits with banks	9,994	42
	$ 13,338	$ 6,030

(*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $665 (2006 - $429).

B.	Marketable securities

	December 31,
	2007	2006
Short-term available for sale marketable securities	$ 2,830	$ 2,106
Long-term marketable securities (*)	20,885	-
	$ 23,715	$ 2,106

(*)

Auction Rate Securities (“ARS”) held by the Company as a result of the acquisition of Tadiran are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. The Company's investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

ARS investments held by Tadiran at the date of the acquisition all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 8 -	LONG–TERM BANK DEPOSITS AND TRADE RECEIVABLES (Cont.)

The estimated market value of the Company's ARS holdings at December 31, 2007 was $20.9 million, which reflects a $10.9 million adjustment to the principal value of $31.8 million. Although the ARS continue to pay interest according to their stated terms, based on fair value indications received and valuation models applied by the investment banks and an analysis of other-than-temporary impairment factors, the Company has recorded an impairment charge of approximately $10 million in the fourth quarter of 2007, reflecting the portion of ARS holdings that the Company has concluded have an other-than-temporary decline in value, the cost was included in Finance Expenses net. In addition, the Company recorded an unrealized pre-tax loss of approximately $900 in other comprehensive income, reflecting an adjustment to ARS holdings that the Company concluded to have a temporary decline in value.

Historically, given the liquidity created by the auctions, ARS were presented as current assets under marketable securities on the Company’s balance sheet. As a result of the failed auctions, in recent periods the Company's ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS has been reclassified from current to non-current assets on the Company’s balance sheet.

Note 9 -	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2007	2006
Cost (1):
Land, buildings and leasehold improvements (2)	$ 210,566	$ 185,408
Instruments, machinery and equipment (3)	453,988	355,365
Office furniture and other	55,571	44,042
Motor vehicles	58,766	53,955
	778,891	638,770
Accumulated depreciation	(428,377)	(344,142)
Depreciated cost	$ 350,514	$ 294,628

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $69,523, $50,323 and $44,576, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $22,678 and $33,409 as of December 31, 2007 and 2006, respectively.

(2)

Includes rights in approximately 9,180 square meters of land in Tirat Hacarmel, Israel. The land is held under a prepayment operating lease from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered on its name.

Includes rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is held under a prepayment operating lease from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered on its name.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 9 -	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Includes rights in approximately 10,386 square meters of land in Bnei Brak, Israel. The land is held under a prepayment operating lease from the Israel Land Administration (through the years 2010-2017) with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $107,107 and $96,131 as of December 31, 2007 and 2006, respectively.

(4)	As for pledges of assets – see Notes 17(E) and 17(I).

Note 10 -	INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average number
	of years of amortization	December 31,
		2007	2006
Original cost:
Technology (1)	12	$ 167,478	$ 96,456
Customer relations (2)	5	164,658	12,330
Trade marks (3)	15	42,872	8,000
		375,008	116,786
Accumulated amortization:
Technology		47,110	33,899
Customer relations		24,318	9,693
Trade marks		4,655	2,600
		76,083	46,192
Amortized cost		$ 298,925	$ 70,594
Goodwill (4)		$ 331,810	$ 58,401

(1)	The technology acquired consists of five major items as follows:

In 2000, Elbit Systems completed a merger with Elop. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with Elop comprises various technologies relating to diode pumped, detectors for thermal imaging devices, line of sight command, control and stabilization systems employing computerized digital controllers, sophisticated image and signal processing, utilizing modern equipment and software, high precision mechanical and optical component design and manufacturing and aviation instruments.

In 2000, ESA’s subsidiary EFW Inc. (“EFW”) acquired from Honeywell Inc. (“Honeywell”), Honeywell’s business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 10 -	INTANGIBLE ASSETS, NET (Cont.)

A.	Composition (Cont.)

In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

In 2002, Elbit Systems acquired the business of the Defense Systems Division of Elron Telesoft in consideration for $5,700. An amount of $5,100 was allocated to the technology related to the government information technology control systems software developed by Elron Telesoft.

In 2005, the Elbit Systems acquired 70% of Elisra’s shares as detailed in Note 1(C) above, in consideration for $68,800. An amount of $21,300 was allocated to the technology related to EW systems, command communication (C2) systems and data link products.

In 2007, Elbit Systems acquired 58% of Tadiran’s shares, as detailed in Note 1(D) above. An additional amount of $70,300 was allocated in 2007 to technology related to communication equipment and C4ISR, resulting from the consolidation of Tadiran.

(2)	Includes mainly customer relations resulting from the acquisition of Tadiran ($143,000) and FTL ($9,000).

(3)

Includes trade marks in the amount of $8,000 acquired in the merger with Elop in 2000, and an amount of $34,900 that was allocated to trade marks resulting mainly from the acquisition of Tadiran in 2007.

(4)

Includes mainly goodwill resulting from the merger with Elop ($18,700) in 2000, goodwill acquired from Honeywell ($2,090) in 2000, goodwill resulting from the acquisition of International Enterprises, Inc. (“IEI”), an ESA subsidiary ($3,300) in 2001, goodwill resulting from the acquisition of Elisra ($24,300) in 2005, and goodwill resulting from the acquisition of Tadiran ($261,300) and FTL ($12,100) in 2007.

Changes in goodwill, during the years, are as follows:

	2007	2006
Balance, at January 1	$ 58,401	$ 58,401
Goodwill acquired during the year:
Tadiran (*)	261,354	-
FTL	12,055	-
Balance, at December 31	$ 331,810	$ 58,401

(*) Including goodwill as a result of prior years acquisitions of Tadiran shares.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 10 -	INTANGIBLE ASSETS, NET (Cont.)

B.	Amortization expenses amounted to $29,891, $8,176 and $7,742 for the years ended December 31, 2007, 2006 and 2005, respectively.

C.	The annual amortization expense relating to intangible assets other than goodwill existing as of December 31, 2007 is estimated to be as follows:

2008	$ 37,566
2009	33,293
2010	32,270
2011	32,216
2012	31,775
Thereafter	131,805
Total	$ 298,925

Note 11 -	SHORT-TERM BANK CREDIT AND LOANS

	December 31,
	2007	2006	2007	2006
Short-term bank loans:	Interest Rate
In U.S. dollars	7.0-7.01%	4.75-7.86%	$ 7,915	$ 6,660
In Euro and GBP	6.7-7.14%	-	757	-
			8,672	6,660
Short-term bank credit:
In NIS unlinked	-	7.25%	19	2,929
In U.S. dollars	5.8%	6.68-8.25%	1,727	8,213
			1,746	11,142
			$ 10,418	$ 17,802
Weighted Average Interest Rate	6.77%	6.74%

Note 12 -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2007	2006
Payroll and related expenses	$ 116,019	$ 78,514
Provision for vacation pay	58,882	39,841
Provision for income taxes, net of advance paid	25,599	21,096
Deferred taxes	2,183	-
Value added tax (VAT) payable	7,128	9,044
Provisions for royalties	30,024	23,344
Provision for warranty	72,359	44,417
Liability in respect of hedge transactions	15,943	13,442
Others (*)	126,412	45,101
	$ 454,549	$ 274,799

(*) Others, primarily includes provisions for estimated future costs in respect of (1) provision for losses, penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 13 -	CUSTOMERS ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2007	2006
Advances received	$ 848,234	$ 603,194
Less -
Advances presented under long-term liabilities	137,296	126,769
Advances deducted from inventories	131,177	77,246
	579,761	399,179
Less -
Costs incurred on contracts in progress (see Note 5)	69,199	49,455
	$ 510,562	$ 349,724

As for guarantees and liens, see Notes 17(E) and (F).

Note 14 -	LONG-TERM LOANS

		Interest	Years of	December 31,
	Currency	%	maturity	2007	2006
Banks	U.S. dollars	Libor + 0.75-1.25%	mainly 2-3	$ 412,040	$ 135,355
	GBP	Libor + 1-1.25%	mainly 2-3	37,931	-
	Other			-	110
				449,971	135,465
Less-current maturities				18,659	10,199
				$ 431,312	$ 125,266

The Libor rate as of December 31, 2007 was 4.2%.

The maturities of these loans after December 31, 2007 are as follows:

2008– current maturities	$ 18,659
2009	398,708
2010	30,247
2011	180
2012	185
2013 and thereafter	1,992
$ 449,971

See Note 17(F) for covenants.

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (see Notes 17(F) and 17(G)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	BENEFIT PLANS AND OBLIGATIONS FOR TERMINATIONAL INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsored benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

Defined Benefit Retirement Plan based on Employer’s Contributions

a)  ESA has three defined benefit pension plans (the “Plans”) which cover the employees of EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31, 2007.

b)  Telefunken Radio Communication Systems GmbH & Co. (“Telefunken”), a wholly-owned German subsidiary, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of participant’s compensation which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death, disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

Under the P3-plan, employees are eligible to contribute salary deductions in order to increase their pension benefits. The plan provisions are similar to those for employer’s contributions. No funding takes place for those benefits.

In addition, Telefunken sponsored an early retirement program – Altersteilzeit Plan (the “ATZ-plan”) that allows employees within a certain age group, to transition from (full or part-time) employment into retirement before the legal retirement age. The ATZ-plan benefits are granted for a period between 24 and 60 months to all eligible employees, who signed an individual ATZ-plan contract. The employee is required to work regular work hours during a working phase (active period), which is followed by a non-working phase of the same length (inactive period). The total benefits are comprised of:

1)	the ordinary 50% salary for the ATZ-plan – paid during the active and inactive period,
2)	an annual salary bonus (“Aufstockungsbetrag”) and additional contributions into the German government pension scheme – paid during the active and inactive period, and
3)	a compensation payment – paid at the end of the ATZ-plan period.

The German government provides a subsidy (reimbursement) to an employer for the bonuses paid to the employee and the additional contributions paid into the German government pension scheme. To receive this subsidy, an employer must meet certain criteria (typically, an employer must hire replacement employees from currently registered unemployed persons or former trainees).

Member contributions are not required. The ATZ-plan is an unfunded plan.

c)   A wholly-owned European subsidiary in Belgium has a defined benefit pension plan, which is divided into two categories:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

1)

Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on the employee contributions of 2% of the final pensionable salary up to certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre retirement death benefit to employees.

The plan is funded and includes profit sharing.

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2007 and 2006:

	December 31,

Changes in benefit obligation:	2007	2006
Benefit obligation at beginning of year	$56,779	$51,305
Newly consolidated subsidiaries	12,905	—
Service cost, end of year	5,615	3,869
Interest cost	4,017	2,981
Amendments	—	73
Actuarial losses	(1,854)	(228)
Benefits paid	(1,905)	(1,221)
Benefit obligation at end of year	$75,557	$56,779
Changes in Plan Assets:
Fair value of Plans assets at beginning of year	43,154	33,344
Newly consolidated subsidiaries	1,718	—
Actual return on Plan assets (net of expenses)	4,605	4,450
Employer contribution	6,384	6,581
Benefits paid	(1,552)	(1,221)
Fair value of Plans assets at end of year	$54,309	$43,154
Accrued benefit cost, end of year:
Funded status	(19,864)	(13,625)
Unrecognized prior service cost	543	215
Amortization of net actuarial loss	11,169	12,894
Accrued benefit cost, end of year	$(8,152)	$(516)
Amount recognized in the statement of financial position:
Accrued benefit liability	(19,950)	(13,625)
Deferred tax assets	4,203	4,731
Accumulated other comprehensive loss	7,595	8,378
Net amount recognized	$(8,152)	$(516)

Weighted average assumptions:
Discount rate as of December 31,	6.09%	5.75%
Expected long-term rate of return on Plan’s assets	7.62%	8.50%
Rate of compensation increase	2.83%	3.00%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

	Year ended December 31,
	2007	2006
Components of net periodic pension cost:
Service cost	$ 5,615	$ 3,869
Interest cost	4,017	2,981
Expected return on Plans assets	(3,761)	(2,938)
Amortization of prior service cost	(99)	-
Amortization of transition amount	63	14
Recognized net actuarial loss	757	846
Total net periodic benefit cost	$ 6,592	$ 4,772

	Year ended December 31,
Additional information:	2007	2006
Accumulated benefit obligation	$ 69,637	$ 51,702

Asset Allocation by Category as of December 31:

	2007	2006
Asset Category
Equity Securities	53.0%	61.0%
Debt Securities	41.5%	34.5%
Other	5.5%	4.5%
Total	100%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2007	2006
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%
Total	100%	100.0%

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to at least meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2007 Plan year and the quarterly contributions requirements for the 2007 Plan year have been satisfied as of December 31, 2007. However, ESA anticipates that it will make an additional discretionary contribution of approximately $162 during 2008 in order to increase the Plan’s funded status percentage. Benefit payments over the next five years are expected to be $2,180 in 2008; $2,657 in 2009; $2,816 in 2010, $2,930 in 2011 and $3,157 in 2012.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW, in accordance with benefits agreed upon as part of union negotiations in late 2002.

The measurement date for ESA benefit obligation is December 31, 2007. The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the year ended December 31, 2007 and 2006.

	December 31 2007	December 31 2006

Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,387	$1,589
Service cost	67	82
Interest cost	75	84
Actuarial (gain) / loss	9	(241)
Benefits paid	(141)	(127)
Benefit obligation at end of period	$1,397	$1,387

Change in Plan Assets:
Fair value of plan assets at beginning of period	$—	$—
Actual return on plan assets (net of expenses)	—	—
Employer contribution	141	127
Benefits paid	(141)	(127)
Fair value of plan assets at end of period	$—	$—

Accrued benefit cost, end of period:
Funded status	$(1,397)	$(1,387)
Unrecognized net actuarial gain	(352)	(381)
Initial unrecognized transition obligation	—	—
Unrecognized prior service cost	523	674
Accrued benefit cost, end of period	$(1,226)	$(1,094)
Amounts recognized in the statement of financial position:
Accrued benefit liability	$(1,397)	$(1,387)
Deferred tax asset	65	41
Accumulated other comprehensive loss	106	252
Net amount recognized	$(1,226)	$(1,094)

Current	$122	$272
Non Current	$1,104	$822

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

	December 31
	2007	2006
Components of net periodic pension cost (for period):
Service cost	$ 67	$ 82
Interest cost	76	84
Expected return on plan assets	-	–
Amortization of prior service cost	150	150
Recognition of net actuarial gain	(20)	-
Total net periodic benefit cost	$ 273	$ 316
Additional information:
Accumulated benefit obligation	$ 1,397	$ 1,387
Weighted-average assumptions as of end of period:
Discount rate	6.00%	5.75%
Health care cost trend rate assumed for next year	8.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2007 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$ 15	$ (14)
Benefit obligation	$ 98	$ (88)

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $2,738 and $2,503 for the years ended December 31, 2007 and 2006, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan. ESA will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The intent was to provide comparable defined contribution plan benefits across the three ESA locations for the senior management. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions transferred into the plan totaled $485 in 2007, and the total ESA contribution to the plan was $92 for 2007. The cash surrender value of these life insurance policies was $1,414 at December 31, 2007.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

The second plan implemented is a non-qualified, defined benefit plan for the top four executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted.  These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets.  The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets currently are valued at $651. Related liability for the pension payments is $535. As of December 31, 2007, no executives had vested in the plan.

Liability for Elisra’s Employees

In February 2007, Elisra’s Board of Directors approved the framework of a new efficiency plan, including a reduction in the number of employees with a potential efficiency plan cost of up to $16,000. Elisra’s Board of Directors determined that execution of the reduction in the number of employees is subject to preparation of a detailed list of the specific employees, the adequate availability of financing for the execution of the plan and the expected return on such expense in the future.

As of the approved date of these financial statements, Elisra’s management had not completed the above mentioned procedures and therefore was unable to estimate the total extent of the efficiency plan and its execution period. The cost of the plan will be expensed in the period that management commits to the plan.

Note 16 -	TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and certain subsidiaries in Israel (mainly Elop and Cyclone Aviation Products Ltd.) are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -	TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Several expansion programs of Elbit Systems and certain of its Israeli subsidiaries (“the companies”) have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

Accordingly, certain income of the companies, derived from the “Approved Enterprise” expansion programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2007, the tax benefits for these exiting expansion programs will expire within the period of 2008 to 2013.

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 17(J)). As of December 31, 2007, the Company’s management believes that the companies are meeting all conditions of the approvals.

As of December 31, 2007, retained earnings included approximately $353,000 in tax-exempt profits earned by the companies’ "Approved Enterprises". If the retained tax-exempt income is distributed, in manner other than liquidation, it would be taxed at the corporate tax rate applicable to such profits as if Elbit Systems had not elected the alternative tax benefits track (currently - 25%), and an income tax liability would be incurred of approximately $88,000 as of December 31, 2007.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies’ "Approved Enterprises", as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 29% in the year 2007 (see also Note 16(I)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 29%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -	TAXES ON INCOME (Cont.)

B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2007	2006	2005
Income before taxes on income:
Domestic	$ 42,310	$ 44,712	$ 27,391
Foreign	46,682	27,504	23,125
	$ 88,992	$ 72,216	$ 50,516

D.	TAXES ON INCOME

	Year ended December 31,
	2007	2006	2005
Taxes on income:
Current taxes:
Domestic	$ 26,658	$ 15,124	$ 5,161
Foreign	22,551	8,302	4,506
	49,209	23,426	9,667
Adjustment for previous years:
Domestic	(12,671)	1,928	-
Foreign	2,937	-	-
	(9,734)	1,928	-
Deferred income taxes:
Domestic	(18,667)	(3,856)	4,029
Foreign	(6,998)	(804)	2,639
	(25,665)	(4,660)	6,668
	$ 13,810	$ 20,694	$ 16,335

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -	INCOME TAXES (Cont.)

E.

At December 31, 2007, Elbit Systems had a liability for unrecognized tax benefits of $20,522 and an accrual of $2,321 for the payment of related interest. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

During 2007, the Company and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe.

During 2007, the Company had settled certain income tax matters in Israel covering multiple years. As a result of the settlement of the tax matters, the Company recorded a reduction in “Provision for income taxes” of $16,081 related to settlement of tax matters of which $15,409 was recorded in the statements of income in “Provision for income taxes.”

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$ 18,704
Additions based on tax positions taken during a prior period	5,858
Reductions related to settlement of tax matters	(16,081)
Additions related to acquisition	10,500
Additions related to interest and currency changes	2,116
Additions based on tax positions taken during the current period	1,746
Balance at December 31, 2007	$ 22,843

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2008, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2007:

United States	2001 - present
Israel	2003 - present

F.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are based on separate tax jurisdiction as follows:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -	INCOME TAXES (Cont.)

F.	DEFERRED INCOME TAXES (Cont.)

		Deferred (1) Tax asset (liability)
	Total	Current	Non-current
As of December 31, 2007
Deferred tax assets:
Reserves and allowances	$ 48,726	$ 18,363	$ 30,363
Inventory	4,158	3,192	966
Investment in affiliates	1,429	1,429	-
Other assets	7,360	2,826	4,534
Net operating loss carry forwards	36,793	18,745	18,048
	98,466	44,555	53,911
Valuation allowance	(54,635)	(22,878)	(31,757)
Net deferred tax assets	43,831	21,677	22,154
Deferred tax liabilities:
Intangible assets	(66,621)	-	(66,621)
Property, plant and equipment	(7,676)	-	(7,676)
Reserves and allowances	(7,102)	(2,183)	(4,919)
	(81,399)	(2,183)	(79,216)
Net deferred tax assets (liabilities)	(37,568)	19,494	(57,062)

As of December 31, 2006
Deferred tax assets:
Reserves and allowances	$ 23,904	$ 21,998	$ 1,906
Inventory	2,301	2,301	-
Investment in affiliates	1,300	1,300	-
Net operating loss carry forwards	18,738	328	18,410
	46,243	25,927	20,316
Valuation allowance	(24,885)	(7,736)	(17,149)
Net deferred tax assets	21,358	18,191	3,167
Deferred tax liabilities
Intangible assets:	(9,780)	-	(9,780)
Property, plant and equipment	(7,774)	-	(7,774)
Reserves and allowances	(3,253)	-	(3,253)
Inventory and advance from customers	(454)	(454)	-
	(21,261)	(454)	(20,807)
Net deferred tax assets (liabilities)	$ 97	$ 17,737	$ (17,640)

(1) The current tax asset is included in other receivables and prepaid expenses. Current tax liability is included in other payables and accrued expenses.

G.

As of December 31, 2007, Elbit Systems’ Israeli subsidiaries have estimated total available carry forward tax losses of approximately $126,000, and its non-Israeli subsidiaries have estimated available carry forward tax losses of approximately $9,500. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carry forward losses amount to approximately $36,800 in respect of which a valuation allowance has been recorded in the amount of approximately $35,600.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -	INCOME TAXES (Cont.)

H.

Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2007	2006	2005
Income before taxes as reported in the consolidated statements of income	$88,992	$72,216	$50,516
Statutory tax rate	29%	31%	34%
Theoretical tax expense	$25,808	$22,387	$17,175
Tax benefit arising from reduced rate as an “Approved Enterprise” and other tax benefits	(25,237)	(17,261)	(4,515)
Tax adjustment in respect of different tax rates for foreign subsidiaries	2,590	1,018	654
Operating carry forward losses for which valuation allowance was provided	7,744	6,542	(818)
Increase (decrease) in taxes resulting from nondeductible expenses	15,013	1,926	1,309
Difference in basis of measurement for financial reporting and tax return purposes	(2,025)	4,548	2,547
Taxes in respect of prior years	(9,734)	1,928	—
Other differences, net	(349)	(394)	(17)
Actual tax expenses	$13,810	$20,694	$16,335
Effective tax rate	15.5%	28.7%	32.3%

I.	AMENDMENT TO THE INCOME TAX ORDINANCE

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2004 – 35%, in 2005 – 34%, in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustment) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Beginning in 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

J.

Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years between 2002 - 2006 (subsidiaries that were incorporated after 2000 have not received final assessments).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

Elbit Systems and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

Royalties’ expenses amounted to $1,573, $2,830 and $4,849 in 2007, 2006 and 2005, respectively.

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with long-term projects in certain countries, Elbit Systems and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2007 amounted to $882,700 to be performed over a period of up to nine years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

In the opinion of the Company’s management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS

Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. The Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

On November 6, 2007, a jury verdict was rendered in a trial in the U.S. against several defendants, including Kollsman, brought by plaintiff Innovative Solutions and Support, Inc. ("IS&S"). The trial involved primarily issues regarding misappropriation of trade secrets relating to two models of a commercial air data computer. The jury’s verdict awarded damages against all of the defendants, including an award against Kollsman, jointly and severally with the other defendants, in the amount of approximately $4,400. The verdict also allows for the possibility of the court’s imposition of exemplary damages and other costs against any or all of the defendants based on willful conduct as well as prejudgment interest on the actual damages amount. The court has not yet rendered a final judgment and has set a hearing for March 14, 2008 on the issues of the finding of willfulness and the possibility of awarding exemplary damages and/or attorneys' fees. Kollsman has additional procedural avenues that it is pursuing, including filing a motion for a new trial and a motion for judgment notwithstanding the verdict. Moreover, Kollsman believes that it has several grounds for appealing any final judgment and will continue to vigorously defend itself.

In July 2007, a claim was filed by certain minority shareholders and holders of expired warrants of ImageSat in a U.S. Federal Court in New York against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The former and current directors of ImageSat named as defendants include, among others, Michael Federmann, Joseph Ackerman, Joseph Gaspar and the Estate of Jacob Toren (collectively the “Individual Defendants”). Elop has not been named as a defendant. ImageSat is engaged in the operation of satellites and in providing satellite imagery. IAI has manufactured and supplied ImageSat two satellites. Elop has manufactured the cameras for those satellites, as IAI's subcontractor. The claim contains various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleges various causes of action and damages aggregating hundreds of millions of dollars, not all of which are alleged against Elbit Systems and/or each of the Individual Defendants. Motions to dismiss on behalf of Elbit Systems and the Individual Defendants were filed in October 2007. The court has yet to rule on those motions. Elbit Systems believes that there is no merit to the allegations made against it or the Individual Defendants.

For information on Elisra’s insurance claim for damage, as a result of a fire in 2001, see Note 7.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.	LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2007 are as follows:

2008	$ 26,131
2009	23,077
2010	19,221
2011	14,428
2012	8,836
2013 and thereafter	4,516
$ 96,209

Rent expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $25,989, $13,786 and $ 8,055, respectively.

A subsidiary of the Company signed an agreement for receipt of computer services for a period of 10 years ending 2013, in exchange for an annual payment of $1,000.

E.	GUARANTEES

(1)

As of December 31, 2007, guarantees in the amount of approximately $962,900 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

(2)

Elbit Systems has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them by banks amounting to $5,600 (2006 - $16,200), of which $5,100 (2006 - $15,700) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantees as of December 31, 2007 is not material.

F.	COVENANTS

(1)

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2007, Elbit Systems and its subsidiaries, except Elisra, were in full compliance with all covenants.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

F.	COVENANTS (Cont.)

(2)

Elisra’s liabilities to banks are secured by negative pledges. Pursuant to the terms of the negative pledges, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s stand-alone financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts. As a result of the non-compliance, Elisra’s long-term loans as of December 31, 2007, in the amount of $14,704 (December 31, 2006 - $10,000), have been recorded as short-term. As a result, the banks requested to register a general floating lien on the assets of Elisra. In February 2007, Elisra’s Board of Directors approved the banks’ request. In January 2008, Elisra granted first priority liens and/or floating liens on all of Elisra’s property and assets with no limitations as to amount.

G.	CONTINGENT LIABILITIES AND GUARANTEES

As a result of cancellation of the export authorization in 2006 to a foreign country (“the Customer”), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total amount of which was approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advances and performance guarantees issued by banks and financial institutions in the total amount to approximately $10 million. Elisra’s and the Company’s management, based on the opinion of legal counsel, believes that termination of the projects under such circumstances constitutes a termination by mutual agreement due to force majeure, which provides a mechanism for mutual settlement between the parties.

Elisra’s management, based on the opinion of its legal advisors, believes that the financial impact of the four projects’ termination in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by the International Foreign Trade Risks Insurance Company (“IFTRIC”) (since renamed “ASHRA”) and the balance was provided by Elisra and its subsidiary (as of December 31, 2006, amount to approximately $4 million). In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon the occurrence of specific unusual events and is subject to IFTRIC fulfilling its commitments to the banks. In the opinion of Elisra’s and Elbit Systems’ management, based on legal advice, the likelihood that the indemnification provided to IFTRIC would be exercised is remote, and no provisions are required in respect of these indemnity letters.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

H.	CONTRACTUAL OBLIGATIONS

Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2007 and 2006, the purchase commitments were $906,000 and $681,000 respectively.

I.

In order to secure bank loans and bank guarantees in the amount of $962,900 as of December 31, 2007, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and share data)

Note 18 -	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of Elbit Systems.

B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, Elbit Systems adopted an employee stock option plan for Company employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan included an additional 2,500,000 options to issuable as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

C.	2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of Elbit Systems’ share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1) Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2) An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3) The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 18 -	SHAREHOLDERS’ EQUITY (Cont.)

D.	A summary of Elbit Systems’ share option activity under the plans is as follows:

	2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – beginning of the year	167,460	$ 16.45	1,602,752	$ 12.83	2,130,257	$ 12.60
Granted	2,381,300	33.27	-	-	22,000	19.36
Exercised	(53,624)	15.97	(1,366,809)	12.40	(549,505)	12.38
Forfeited	(108,310)	32.66	(68,483)	12.55	-	-
Outstanding – end of the year	2,386,826	$ 32.51	167,460	$ 16.45	1,602,752	$ 12.83
Options exercisable at the end of the year	68,498	$ 16.50	75,085	$ 15.70	1,470,752	$ 12.47

During 2007, 2,381,300 options were granted. Aggregate intrinsic value of outstanding options and exercisable options as of December 31, 2007 amounted to $64,568 and $2,950, respectively. The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems' closing stock price on the last trading day of the fourth quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes, based on the fair market value of Elbit Systems' stock. The total intrinsic value of options exercised for the year ended December 31, 2007 was $2,337. As of December 31, 2007, there was $14,736 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems' stock option plans. That cost is expected to be recognized over a weighted average period of three years.

As of December 31, 2007, 2,374,000 options were vested and expected to be vested at a weighted average exercise price of $32.51. The weighted average remaining contractual life of exercisable options as of December 31, 2007 amounts to four year and its aggregate intrinsic value is approximately $64,200.

E.	The options outstanding as of December 31, 2007, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number outstanding as of December 31, 2007	Weighted average exercise price per share
$13.98 - $ 19.36	111,126	2.50	$ 16.78	68,498	$ 16.5
$33.10 - $ 44.96	2,275,700	4.09	$ 33.28	-	-
	2,386,826	4.01	$ 32.51	68,498	$ 16.5

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 18 -	SHAREHOLDERS’ EQUITY (Cont.)

Compensation expense net amounting to $4,778, $195 and $172 was recognized during the years ended December 31, 2007, 2006 and 2005, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2007	2006	2005
Cost of revenues	$ 2,146	$ 75	$ 96
R&D and marketing expenses	850	-	34
General and administration expenses	1,782	120	42
	$ 4,778	$ 195	$ 172

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2007, 2006 and 2005 were:

	Less than market price
	Year ended December 31,
	2007	2006(*)	2005
Weighted average exercise price	$ 33.28	$ -	$ 19.36
Weighted average fair value on grant date	$ 8.44	$ -	$ 6.47

(*) During 2006, no options were granted.

G.	COMPUTATION OF BASIC AND DILUTED NET EARNINGS PER SHARE:

	Year ended December 31, 2007			Year ended December 31, 2006			Year ended December 31, 2005
	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount
Basic net earnings	$ 76,709	42,041	$1.82	$ 72,242	41,340	$ 1.75	$ 32,487	40,750	$0.80

Effect of dilutive securities:
Employee stock options	-	301		-	540		-	873
Diluted net earnings	$ 76,709	42,342	$1.81	$ 72,242	41,880	$1.72	$ 32,487	41,623	$ 0.78

(*) In thousands

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -	SHAREHOLDERS’ EQUITY (Cont.)

H.

In December 2007, Elbit Systems U.S. Corp ("ESC"), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of Elbit Systems of America, LLC (the "SAR Plan"). ESC owns the shares of ESA. The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as "Non-Employee Directors" of ESA by providing them additional financial incentives. A "Non-Employee Director" is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

Under the Plan, the Board of ESC may grant Stock Appreciation Rights ("SARs") from time to time to Non-Employee Directors of ESA. A SAR is a right that, in accordance with the terms of the SAR Plan, entitles the holder to receive, on the exercise date of the SAR, cash in an amount equal to the excess of the "Fair Market Value" of the "Stock" corresponding to the SAR at the time of exercise of the SAR over the "Initial Value of the Stock". "Stock" means Elbit Systems Ordinary Shares. Each SAR corresponds to a share of Stock. "Fair Market Value" with respect to the Stock means the closing price of the Stock on the Nasdaq on the applicable date. "Initial Value" of a SAR means the Fair Market Value of one share of Stock on the grant date of the SAR.

A SAR may only be exercised after it becomes vested. 25% of any SAR's granted are exercisable on the first anniversary from the grant date and an additional 25% on each subsequent anniversary. The maximum term of a SAR is five years from the grant date. SAR's do not provide any rights as a shareholder in the Stock. On January 2, 2008, the Board of Directors of ESC issued a total of 21,000 SARs to Non-Employee Directors of ESA, at an Initial Value of $61.42 per SAR.

I.	TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are presented at cost and deducted from shareholders’ equity.

J.	DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 19 -	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2007	2006	2005
Europe	$ 485,128	$ 233,736	$ 104,239
U.S.	702,721	609,492	397,479
Israel	408,920	407,113	315,376
Others (*)	384,992	272,902	252,782
	$ 1,981,761	$ 1,523,243	$ 1,069,876

(*) Mainly Asia and South America

B.	Revenues are generated by the following product lines:

	Year ended December 31,
	2007	2006	2005
Airborne systems	$ 596,022	$ 547,772	$ 420,815
Land vehicles systems	380,958	317,731	117,358
(C4ISR) systems	581,983	313,493	217,343
Electro-optical systems	271,290	223,315	242,274
Others (*)	151,508	120,932	72,086
	$ 1,981,761	$ 1,523,243	$ 1,069,876

(*) Mainly non-defense engineering and production services.

C.	Revenues from single customers, which exceed 10% of total revenues in the reported years:

	Year ended December 31,
	2007	2006	2005
Israeli Ministry Of Defense	21%	24%	26%
U.S. Government	8%	15%	10%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2007	2006	2005
Israel	$ 818,145	$ 319,620	$ 322,521
U.S.	92,726	86,373	87,998
Others	70,378	17,630	17,206
	$ 981,249	$ 423,623	$ 427,725

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -	RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2007	2006	2005
Total expenses	$ 155,303	$ 115,648	$ 92,375
Less – participations	(28,308)	(23,416)	(20,472)
	$ 126,995	$ 92,232	$ 71,903

Note 21 -	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2007	2006	2005
Expenses:
On long-term bank debt	$ (21,131)	$ (10,975)	$ (6,359)
On short-term bank credit and loans	(3,983)	(4,610)	(3,433)
Impairment of auction rate securities	(10,027)	-	-
Others	(6,065)	(6,788)	(5,147)
	(41,206)	(22,373)	(14,939)
Income:
Interest on cash, cash equivalents and bank deposits	10,121	4,634	2,205
Gain on marketable securities	6,480	80	-
Others	2,797	951	-
	19,398	5,665	2,205
Gain (loss) from exchange rate differences	2,479	(4,748)	1,262
	$ (19,329)	$ (21,456)	$ (11,472)

Related Parties Transactions And Balances

Transactions:	Year ended December 31,
	2007	2006	2005
Income -
Sales to affiliated companies (*)	$ 60,870	$ 71,808	$ 63,007
Participation in expenses	$ 8,941	$ 3,497	$ 3,630

Cost and expenses -
Supplies from affiliated companies (**)	$ 26,538	$ 17,359	$ 19,031
Participation in expenses	$ -	$ -	$ 91

Balances:	December 31,
	2007	2006
Trade receivables and other receivables (*)	$ 11,792	$ 6,758
Trade payables (**)	$ 9,391	$ 1,641

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 22 -	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

The purchases from related parties are made at arm length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*) The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

(**) Include electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

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